As filed with the Securities and Exchange Commission on November 26, 2004

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

The Scotts Miracle-Gro Company

(Exact name of Registrant as specified in its charter)

Ohio	2875	31-1414921
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

14111 Scottslawn Road, Marysville, Ohio 43041, (937) 644-0011

(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

David M. Aronowitz

14111 Scottslawn Road
Marysville, Ohio 43041
(937) 644-0011
(Name, address, including zip code, and telephone
number, including area code, of agent for service)

Copies to:

Ronald A. Robins, Jr.
Vorys, Sater, Seymour and Pease LLP
52 East Gay Street
Columbus, Ohio 43215
(614) 464-6223

    Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement as the Registrant shall determine.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:    ☐

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price per	Aggregate Offering	Amount of
Securities to be Registered	Registered (1)	Share	Price (2)	Registration Fee

Common shares, without par value	36,623,197	$67.44	$2,469,868,406	$313,000

(1)	Based upon the number of common shares of The Scotts Company issued and outstanding or held in treasury as of November 23, 2004, each of which shall be converted into one common share of The Scotts Miracle-Gro Company in connection with the merger described in this registration statement, including 3,633,350 common shares issuable upon the exercise of outstanding options, stock appreciation rights and stock units under the 1992 Long Term Incentive Plan, the 1996 Stock Option Plan and the 2003 Stock Option and Incentive Equity Plan and other arrangements of The Scotts Company that will be assumed by The Scotts Miracle-Gro Company upon consummation of the merger but that may or may not be issued prior to consummation of the merger.
(2)	The registration fee was computed pursuant to Rule 457(f) under the Securities Act of 1933, as amended, as the product of (i) $67.44 (the average of the high and low price per share of The Scotts Company’s common shares reported on the New York Stock Exchange on November 23, 2004) and (ii) 36,623,197, with the result being divided by $1,000,000 and then multiplied by $126.70.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The Scotts Company	The Scotts Miracle-Gro Company
Proxy Statement	Prospectus

The Scotts Company

14111 Scottslawn Road
Marysville, Ohio 43041

December     , 2004

Dear Fellow Shareholders:

     The Annual Meeting of Shareholders (the “Annual Meeting”) of The Scotts Company (“Scotts”) will be held at 10:00 a.m., Eastern Time, on Thursday, January 27, 2005, at The Berger Learning Center, 14111 Scottslawn Road, Marysville, Ohio 43041. The enclosed Notice of Annual Meeting and Proxy Statement/ Prospectus contain detailed information about the business to be conducted at the Annual Meeting. In light of the proposed restructuring merger described below, this is an important Annual Meeting for Scotts, and we strongly encourage you to exercise your right to vote.

     An important matter at the Annual Meeting is to consider and vote upon a proposal to approve the restructuring of Scotts’ corporate structure into a holding company structure by merging Scotts into a newly-created, wholly-owned, second-tier limited liability company subsidiary (the “Restructuring Merger”). In connection with this Restructuring Merger, holders of Scotts’ common shares will receive one common share of a newly-created holding company for each common share of Scotts. The newly-created holding company is an Ohio corporation and will be a public corporation, as successor to Scotts. This new public corporation is called “The Scotts Miracle-Gro Company” in recognition of our two most important brands — Scotts® and Miracle-Gro®, which we believe are the two strongest brands in the lawn and garden industry. Our New York Stock Exchange symbol will continue to be “SMG.” The Restructuring Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, for federal income tax purposes and will be tax-free to shareholders of Scotts who exchange their common shares of Scotts for common shares of the newly-created holding company.

     The Board of Directors unanimously recommends that you vote FOR the proposal to approve the Restructuring Merger, and adopt the related agreement and plan of merger.

     In addition to approving the Restructuring Merger (which is addressed in Proposal No. 3), you will be asked to consider and vote upon the election of four directors, each for a term to expire at the 2008 Annual Meeting (Proposal No. 1) and you will be asked to consider and vote upon a proposal to approve a new Employee Stock Purchase Plan (Proposal No. 2). The Board of Directors recommends that you vote FOR each of the nominees named in the enclosed Proxy Statement/ Prospectus and FOR approval of the new Employee Stock Purchase Plan.

     The enclosed Notice of Annual Meeting and Proxy Statement/ Prospectus contain detailed information about the Restructuring Merger and the matters to be voted upon at the Annual Meeting. We urge you to read the entire Proxy Statement/ Prospectus and the documents referred to in the Proxy Statement/ Prospectus.

     On behalf of the Board of Directors and management, we cordially invite you to attend the Annual Meeting. Whether or not you plan to attend the Annual Meeting, please record your vote on the enclosed proxy card and return it promptly in the enclosed postage-paid envelope. Alternatively, if you are a registered shareholder, you may transmit voting instructions for your common shares via the Internet or telephonically in accordance with the instructions on your proxy card.

Sincerely,

JAMES HAGEDORN
President, Chief Executive Officer
and Chairman of the Board

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the common shares of The Scotts Miracle-Gro Company to be issued in the Restructuring Merger or determined if this Proxy Statement/ Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     This Proxy Statement/ Prospectus is dated December     , 2004, and is first being mailed to shareholders on or about December     , 2004.

The Scotts Company

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held Thursday, January 27, 2005

      NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of The Scotts Company will be held at The Berger Learning Center, 14111 Scottslawn Road, Marysville, Ohio 43041, on January 27, 2005, at 10:00 a.m., Eastern Time, for the following purposes:

1.	To elect four directors, each for a term of three years to expire at the 2008 Annual Meeting.

2.	To approve the new Employee Stock Purchase Plan in the form attached to the Proxy Statement/ Prospectus as Annex A.

3.	To approve the restructuring of Scotts’ corporate structure into a holding company structure by merging Scotts into a newly-created, wholly-owned, second-tier limited liability company subsidiary pursuant to the agreement and plan of merger attached to the Proxy Statement/ Prospectus as Annex B (the “Restructuring Merger”). In connection with the Restructuring Merger, holders of Scotts’ common shares will receive one common share of a newly-created holding company for each common share of Scotts. The newly-created holding company is an Ohio corporation and will be a public corporation, as successor to Scotts. This new public corporation will be called “The Scotts Miracle-Gro Company” in recognition of our two most important brands — Scotts® and Miracle-Gro®, which we believe are the two strongest brands in the lawn and garden industry.

4.	To transact such other business as may properly come before the Annual Meeting or any adjournment.

      The close of business on December 1, 2004, has been fixed by the Board of Directors of Scotts as the record date for determining the shareholders entitled to receive notice of, and to vote at, the Annual Meeting.

      You are cordially invited to attend the Annual Meeting. Whether or not you plan to attend the Annual Meeting, you may ensure your representation by completing, signing, dating and promptly returning the enclosed proxy card. A return envelope, which requires no postage if mailed in the United States, has been provided for your use. Alternatively, if you are a registered shareholder, you may ensure that your common shares are voted at the Annual Meeting by submitting your voting instructions electronically via the Internet or telephonically by following the specific instructions on your proxy card. Voting your common shares by the enclosed proxy card, or electronically through the Internet or by telephone, does not affect your right to vote in person if you attend the Annual Meeting.

By Order of the Board of Directors,

DAVID M. ARONOWITZ
Executive Vice President, General Counsel and Corporate Secretary

14111 Scottslawn Road

Marysville, Ohio 43041
December      , 2004

i

The Scotts Company 14111 Scottslawn Road Marysville, Ohio 43041 PROXY STATEMENT	The Scotts Miracle-Gro Company 14111 Scottslawn Road Marysville, Ohio 43041 PROSPECTUS

for

Annual Meeting of Shareholders

Thursday, January 27, 2005

      This Proxy Statement/Prospectus is furnished in connection with the solicitation on behalf of the Board of Directors of The Scotts Company (“Scotts”) of proxies for use at the Annual Meeting of Shareholders to be held at The Berger Learning Center, 14111 Scottslawn Road, Marysville, Ohio 43041, on Thursday, January 27, 2005, at 10:00 a.m., Eastern Time, or any adjournment. This Proxy Statement/Prospectus and the accompanying proxy card were first sent or given to shareholders on or about December      , 2004. Only holders of record of Scotts’ common shares on December 1, 2004 will be entitled to receive notice of and to vote at the Annual Meeting. As of November 22, 2004, there were 32,989,847 common shares outstanding. Each common share entitles the holder thereof to one vote. There are no cumulative voting rights in the election of directors. A quorum for the Annual Meeting is a majority of the outstanding common shares.

      A proxy card for use at the Annual Meeting is enclosed. You may ensure your representation by completing, signing, dating and promptly returning the enclosed proxy card. A return envelope, which requires no postage if mailed in the United States, has been provided for your use. Alternatively, shareholders holding common shares registered directly with Scotts’ transfer agent, National City Bank, may transmit their voting instructions electronically via the Internet or by using the toll-free telephone number stated on the proxy card. The deadline for transmitting voting instructions electronically via the Internet or telephonically is 11:59 p.m., Eastern Time, on January 26, 2005. The Internet and telephone voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to give their voting instructions and to confirm that shareholders’ voting instructions have been properly recorded. Shareholders providing voting instructions through the Internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, that will be borne by such shareholders. Shareholders holding common shares in “street name” with a broker/dealer, financial institution or other holder of record may be eligible to appoint their proxy electronically via the Internet or telephonically and may incur costs associated with the electronic access. Shareholders holding common shares in “street name” should review the information provided to them by the holder of record. This information will set forth the procedures to be followed in instructing the holder of record how to vote the “street name” common shares and how to revoke previously given instructions.

      You may revoke your proxy at any time before it is actually voted at the Annual Meeting by giving written notice of revocation to the Corporate Secretary of Scotts, by executing and returning to Scotts a later-dated proxy card, by voting in person at the Annual Meeting (but only if you are the registered shareholder), or by submitting later-dated electronic voting instructions through the Internet or by telephone. Attending the Annual Meeting does not, in itself, revoke a previously appointed proxy.

      Solicitation of proxies may be made by mail, personal contact, telephone, facsimile or telegraph by directors, officers and regular employees of Scotts, none of whom will receive additional compensation for such solicitation activities. Other than the Internet access and telephone usage charges described above, all proxy solicitation costs will be borne by Scotts. Scotts will reimburse its transfer agent, brokers/ dealers, financial institutions and other custodians, nominees and fiduciaries for their reasonable costs in sending proxy materials to shareholders. Scotts has engaged  to assist in the solicitation of proxies from shareholders at a fee not to exceed $            plus reimbursement of reasonable out-of-pocket expenses.

      If a shareholder is a participant in The Scotts Company Retirement Savings Plan (the “RSP”) and common share units have been allocated to such individual’s account in the RSP, the shareholder is entitled to instruct the trustee of the RSP how to vote the common shares represented by those units. These shareholders may receive their proxy cards separately. If no instructions are given by a participant to the trustee of the RSP, the trustee will not vote those common shares.

      The results of shareholder voting will be tabulated by the inspectors of election appointed for the Annual Meeting. Common shares represented by properly executed proxy cards returned to Scotts prior to the Annual Meeting or represented by properly authenticated electronic voting instructions timely recorded through the Internet or by telephone will be counted toward the establishment of a quorum for the Annual Meeting even though they are marked “Abstain,” “Against,” “Withhold All” or “For All Except” or are not marked at all. Broker/dealers who hold common shares in street name may, under the applicable rules of the exchange and other self-regulatory organizations of which the broker/dealers are members, sign and submit proxies for such common shares and may vote such common shares on routine matters such as the election of directors, but broker/dealers may not vote such common shares on non-routine matters, such as the approval of the Employee Stock Purchase Plan and the Restructuring Merger, without specific instructions from the customer who owns such common shares. Proxies that are signed and submitted by broker/dealers that have not been voted on certain matters as described in the previous sentence are referred to as broker non-votes. Broker non-votes count toward the establishment of a quorum for the Annual Meeting.

      Those common shares represented by properly executed proxy cards, or properly authenticated voting instructions recorded electronically through the Internet or by telephone, that are timely received prior to the Annual Meeting and not revoked, will be voted as directed by the shareholder. All valid proxies timely received prior to the Annual Meeting which do not specify how common shares should be voted will, except in the case of broker non-votes, be voted FOR the election as directors of the nominees listed below under “PROPOSAL NUMBER 1 — ELECTION OF DIRECTORS,” FOR the approval of the new Employee Stock Purchase Plan described under “PROPOSAL NUMBER 2 — APPROVAL OF EMPLOYEE STOCK PURCHASE PLAN” and, FOR the approval of the Restructuring Merger described under “PROPOSAL NUMBER 3 — APPROVAL OF RESTRUCTURING MERGER.”

BENEFICIAL OWNERSHIP OF SECURITIES OF SCOTTS

      The common shares are Scotts’ only outstanding class of voting securities. The following table furnishes, as of November 22, 2004 (except as otherwise noted), certain information as to the common shares beneficially owned by each of the current directors and nominees for election as a director of Scotts, by each of the individuals named in the Summary Compensation Table and by all current directors and executive officers of Scotts as a group, as well as by the only persons known to Scotts to beneficially own more than 5% of the outstanding common shares.

	Amount and Nature of Beneficial Ownership(1)

				Common Shares Which
				Can Be Acquired
				Upon Exercise of
				Options/SARs
				Currently Exercisable
				or Which Will
	Common Shares		Common Share	Become Exercisable		Percent of
Name of Beneficial Owner	Presently Held		Equivalents(2)	Within 60 Days	Total	Class(2)(3)

David M. Aronowitz(4)	2,353	(5)	6,191	48,500	57,044	(6)
Mark R. Baker	0		317	6,000	6,317	(6)
Lynn J. Beasley	0		1,415	11,500	12,915	(6)
Robert F. Bernstock(4)	25,000	(7)	0	0	25,000	(6)
Gordon F. Brunner	1,500		714	9,750	11,964	(6)
Arnold W. Donald	1,000		697	27,000	28,697	(6)
Joseph P. Flannery	7,000		0	49,500	56,500	(6)
James Hagedorn(4)	10,625,421	(8)	3,608	505,000	11,134,029	33.23%
Michael P. Kelty(4)	38,709	(9)	0	80,000	118,709	(6)
Katherine Hagedorn Littlefield	10,595,963	(10)	0	23,500	10,619,463	32.17%
Karen G. Mills	5,000		1,418	61,000	67,418	(6)
Christopher L. Nagel(4)	0		686	20,500	21,186	(6)
Patrick J. Norton	5,100	(11)	0	128,000	133,100	(6)
Stephanie M. Shern	1,000		0	11,000	12,000	(6)
John M. Sullivan	1,500		0	55,000	56,500	(6)
John Walker, Ph.D.	1,100		0	40,000	41,100	(6)
All current directors and executive officers as a group (17 individuals)	10,714,683	(12)	15,046	1,082,250	11,811,979	34.62%
Hagedorn Partnership, L.P.	10,595,963	(13)	0	0	10,595,963	32.12%
800 Port Washington Blvd Port Washington, NY 11050
Wachovia Corporation(14)	1,820,826	(15)	0	0	1,820,826	5.52%
One Wachovia Center Charlotte, NC 28288-0137

(1)	Unless otherwise indicated, the beneficial owner has sole voting and dispositive power as to all common shares reflected in the table. All fractional common shares have been rounded to the nearest whole common share. The mailing address of each of the current executive officers and directors of Scotts is 14111 Scottslawn Road, Marysville, Ohio 43041.

(2)	“Common Share Equivalents” figures include common shares attributable to the named executive officer’s account relating to common share units under The Scotts Company Executive Retirement Plan (the “Executive Retirement Plan” or “ERP”), and to the named director’s account holding stock units received in lieu of the director’s annual cash retainer and any other fees paid for service as a director under Scotts’ 1996 Stock Option Plan (“1996 Plan”) and Scotts’ 2003 Stock Option and Incentive Equity Plan (“2003 Plan”), although under the terms of each of those plans, the named individual has no voting or dispositive power with respect to the portion of his or her account attributed to common shares of Scotts. For this reason, these common share equivalents are not included in the computation of the “Percent of Class” figures in the table.

(3)	The “Percent of Class” computation is based upon the sum of (i) 32,989,847 common shares outstanding on November 22, 2004 and (ii) the number of common shares, if any, as to which the named person has the right to acquire beneficial ownership upon the exercise of options and stock appreciation rights (“SARs”) which are currently exercisable or which will become exercisable within 60 days after November 22, 2004.

(4)	Individual named in the Summary Compensation Table.

(5)	Mr. Aronowitz holds 350 common shares directly and 193 common shares in an open-market Associate Stock Purchase Plan, and 1,810 common share units are allocated to his account and held by the trustee under the RSP.

(6)	Represents ownership of less than 1% of the outstanding common shares of Scotts.

(7)	Represents 25,000 common shares that are the subject of a restricted stock grant made to Mr. Bernstock on October 1, 2004 as to which the restriction period will lapse on September 30, 2009 if Mr. Bernstock is then employed by Scotts or on September 30, 2007 if Mr. Bernstock is then employed by Scotts and is not then serving as Chief Operating Officer of Scotts or a more senior position.

(8)	Mr. Hagedorn is a general partner of Hagedorn Partnership, L.P., a Delaware limited partnership (the “Hagedorn Partnership”), and has shared voting and dispositive power with respect to the common shares held by the Hagedorn Partnership and those subject to the right to vote and right of first refusal in favor of the Hagedorn Partnership. See note (13) below. He holds 4,700 common shares directly, 15,000 common shares are the subject of a restricted stock grant made to him on November 19, 2003 as to which the restriction period will end on November 19, 2006 and 9,758 common share units are allocated to his account and held by the trustee under the RSP.

(9)	Includes 8,127 common shares owned by Dr. Kelty’s spouse.

(10)	Ms. Littlefield is a general partner and the Chair of the Hagedorn Partnership and has shared voting and dispositive power with respect to the common shares held by the Hagedorn Partnership and those subject to the right to vote and right of first refusal in favor of the Hagedorn Partnership. See note (13) below.

(11)	Includes 100 common shares owned by Mr. Norton’s spouse.

(12)	See notes (5) and (7) through (11) above and note (13) below. Also includes common shares held by the current executive officers other than the individuals named in the Summary Compensation Table; and common share units allocated to those executive officers’ respective accounts and held by the trustee under the RSP.

(13)	The Hagedorn Partnership owns 10,489,001 common shares of record, and has the right to vote, and a right of first refusal with respect to, 106,962 common shares, Scotts’ securities received by John Kenlon and his children pursuant to the Merger Agreement described below. Mr. James Hagedorn, Ms. Katherine Hagedorn Littlefield, Mr. Paul Hagedorn, Mr. Peter Hagedorn, Mr. Robert Hagedorn and Ms. Susan Hagedorn are siblings, general partners of the Hagedorn Partnership and former shareholders of Stern’s Miracle-Gro Products, Inc. (“Miracle-Gro Products”). The general partners share voting and dispositive power with respect to the securities held by the Hagedorn Partnership and those subject to the right to vote and right of first refusal in favor of the Hagedorn Partnership. Mr. James Hagedorn and Ms. Katherine Hagedorn Littlefield are directors of Scotts. Community Funds, Inc., a New York not-for-profit corporation (“Community Funds”), is a limited partner of the Hagedorn Partnership.

The Amended and Restated Agreement and Plan of Merger, dated as of May 19, 1995 (the “Merger Agreement”), among Scotts, ZYX Corporation, Miracle-Gro Products, Stern’s Nurseries, Inc., Miracle-Gro Lawn Products Inc., Miracle-Gro Products Limited, the Hagedorn Partnership, the general partners of the Hagedorn Partnership, Horace Hagedorn, Community Funds and John Kenlon, as amended by the First Amendment to Amended and Restated Agreement and Plan of Merger, dated as of October 1, 1999 (the “First Amendment”), limits the ability of the Hagedorn Partnership, Community Funds, Horace Hagedorn and John Kenlon (the “Miracle-Gro Shareholders”) to acquire additional voting securities of Scotts. See “— The Merger Agreement and the First Amendment” below.

(14)	All information presented in this table regarding Wachovia Corporation (“Wachovia”) was derived from the Schedule 13G, dated January 28, 2004 (the “Wachovia Schedule 13G”), filed by Wachovia with the Securities and Exchange Commission (“SEC”) on February 11, 2004 to report beneficial ownership of Scotts’ common shares as of December 31, 2003.

(15)	In the Wachovia Schedule 13G, Wachovia reported sole voting power with respect to 1,418,333 common shares, shared voting power with respect to 3,300 common shares, sole dispositive power with respect to 1,808,321 common shares and shared dispositive power with respect to 1,890 common shares. Wachovia is the parent holding company of (a) Wachovia Securities, LLC, Evergreen Investment Management Company and J.L. Kaplan Associates, LLC, each of which is an investment advisor for mutual funds and/or other clients who beneficially own the common shares reported; and (b) Wachovia Trust Company, N.A. and Wachovia Bank, N.A., each of which is a bank which holds the common shares reported in a fiduciary capacity for its respective customers.

The Merger Agreement and the First Amendment

      Under the terms of the First Amendment, the Miracle-Gro Shareholders may not collectively acquire, directly or indirectly, beneficial ownership of Voting Stock (defined in the Merger Agreement, as amended by the First Amendment, to mean the common shares and any other securities issued by Scotts which are entitled to vote generally for the election of directors of Scotts) representing more than 49% of the total voting power of the outstanding Voting Stock, except pursuant to a tender offer for 100% of that total voting power, which tender offer is made at a price per share which is not less than the market price per share on the last trading day before the announcement of the tender offer and is conditioned upon the receipt of at least 50% of the Voting Stock beneficially owned by shareholders of Scotts other than the Miracle-Gro Shareholders and their affiliates and associates.

Section 16(a) Beneficial Ownership Reporting Compliance

      Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires Scotts’ directors and executive officers, and any persons beneficially holding more than 10 percent of Scotts’ outstanding common shares, to file statements reporting their initial beneficial ownership of common shares and any subsequent changes in beneficial ownership with the SEC within specified due dates that have been established by the SEC. Based solely upon Scotts’ review of (a) Section 16(a) statements filed on behalf of these persons for their transactions during Scotts’ fiscal year ended September 30, 2004 (the “2004 fiscal year”) and (b) representations received from one or more of these persons that no other Section 16(a) statement was required to be filed by them for Scotts’ 2004 fiscal year, Scotts believes that all Section 16(a) filing requirements applicable to its directors and executive officers, and persons beneficially holding more than 10 percent of Scotts’ outstanding common shares were complied with during Scotts’ 2004 fiscal year.

PROPOSAL NUMBER 1

ELECTION OF DIRECTORS

      Pursuant to the Code of Regulations of Scotts, the Board of Directors has set the authorized number of directors at 12, divided into three classes with regular three-year staggered terms. The election of each class of directors is a separate election. The four Class I directors hold office for terms expiring at the Annual Meeting, the four Class II directors hold office for terms expiring in 2006, and the four Class III directors hold office for terms expiring in 2007.

      The Board of Directors proposes that the four nominees identified below be elected to Class I for a new term to expire at the Annual Meeting to be held in 2008 and until their successors are duly elected and qualified, or until their earlier death, resignation or removal. Each nominee was recommended by the Governance and Nominating Committee. The Board of Directors has no reason to believe that the nominees will not serve if elected. If a nominee who would otherwise receive the required number of votes becomes unavailable or unable to serve as a director, the individuals designated as proxy holders reserve full discretion to vote the common shares represented by the proxies they hold for the election of the remaining nominees and for the election of any substitute nominee designated by the Board of Directors following recommendation by the Governance and Nominating Committee.

      The Board of Directors has reviewed, considered and discussed each director’s relationships, either directly or indirectly, with Scotts and its subsidiaries and the compensation each director receives, directly or indirectly, from Scotts and its subsidiaries in order to determine whether such director qualifies as “independent” for purposes of the applicable sections of the Listed Company Manual (the “NYSE Rules”) of the New York Stock Exchange (“NYSE”) and the applicable rules and regulations of the SEC (the “SEC Rules”), and has determined that the Board has at least a majority of independent directors. The Board of Directors has determined that each of the following directors has no financial or personal ties, either directly or indirectly, with Scotts or its subsidiaries (other than director compensation and beneficial ownership of common shares as described in this Proxy Statement/Prospectus) and thus qualifies as independent: Mark R. Baker, Lynn J. Beasley, Gordon F. Brunner, Arnold W. Donald, Joseph P. Flannery, Karen G. Mills, Stephanie M. Shern, John M. Sullivan and John Walker, Ph.D.

      The following information with respect to the principal occupation or employment, other affiliations and business experience during the last five years of each director or nominee for election as a director, has been furnished to Scotts by each director or nominee. Except where indicated, each director or nominee has had the same principal occupation for the last five years.

Nominees Standing for Re-Election to the Board of Directors

Class I — Terms to Expire at the 2008 Annual Meeting
James Hagedorn, age 49, Chairman of the Board of Scotts since January
     2003, Chief Executive Officer of Scotts since May 2001, President of Scotts since April 2000, and Director of Scotts since 1995

     Mr. Hagedorn was named Chairman of the Board of Scotts in January 2003. He was named President and Chief Executive Officer of Scotts in May 2001. He served as President and Chief Operating Officer of Scotts from April 2000 to May 2001, and as President, Scotts North America, of Scotts from December 1998 to April 2000. He also serves as a director for Farms For City Kids Foundation, Inc., the Hagedorn Family Foundation, Inc., Northshore University Hospital (New York), Scotts Miracle-Gro Foundation and the Intrepid Sea-Air-Space Museum, all charitable organizations. Mr. Hagedorn is the son of Horace Hagedorn, Director Emeritus of Scotts, and the brother of Katherine Hagedorn Littlefield, a director of Scotts.

Committee Membership: None at this time
Karen G. Mills, age 51, Director of Scotts since 1994

     Since June 1999, Ms. Mills has been Managing Director and Founder of Solera Capital, a private equity firm based in New York. Since January 1993, she has also been President of MMP Group, Inc., an advisory company serving leveraged buy-out firms, company owners and chief executive officers. Ms. Mills is currently a director of one other public company, Arrow Electronics, Inc. Ms. Mills is also a director of Latina Media Ventures and Homegrown Naturals, Inc., both privately-held companies. She serves as a director of the Mitchell Institute which provides college scholarships to students from every high school in Maine, and is the Vice-Chairman of the Harvard Overseers.

Committee Memberships: Compensation and Organization;
Governance and Nominating (Chair)
Stephanie M. Shern, age 56, Director of Scotts since 2003

     Mrs. Shern is the founder of Shern Associates LLC, a retail consulting and business advisory firm formed in February 2002. From May 2001 to February 2002, Mrs. Shern served as the Senior Vice President and Global Managing Director of Retail and Consumer Products at Kurt Salmon Associates, a management consulting firm specializing in retailing and consumer products. From 1995 to April 2001, Mrs. Shern was the Vice Chairman and Global Director of Retail and Consumer Products for Ernst & Young LLP, and from April 1998 to April 2000, she also served as Vice Chairman of Marketing for Ernst & Young LLP. Mrs. Shern is a CPA and a member of the American Institute of CPAs and the New York State Society of CPAs. Mrs. Shern is currently a director of two other public companies, Nextel Communications, Inc. and GameStop Corp. Mrs. Shern is also a director of a privately-held company, Vitamin Shoppe Inc.

Committee Membership: Audit (Chair)

John Walker, Ph.D., age 64, Director of Scotts since 1998

     Since September 1994, Dr. Walker has been Chairman of Advent International plc, Europe, a private equity management company based in London, England which manages over $6 billion on a global basis.

Committee Membership: Finance (Chair)
Directors Continuing in Office
Class II — Terms to Expire at the 2006 Annual Meeting
Lynn J. Beasley, age 47, Director of Scotts since 2003

     In January 2002, Ms. Beasley was promoted to President and Chief Operating Officer of R.J. Reynolds Tobacco Company (“RJR Tobacco”), a cigarette manufacturer, after serving as Executive Vice President-Marketing since 1997. Ms. Beasley has also been a director of RJR Tobacco since March 2000. Ms. Beasley is a member of the Senior Services Board and Wake Forest Health Sciences Board, both charitable organizations.

Committee Memberships: Compensation and Organization;
Governance and Nominating
Gordon F. Brunner, age 66, Director of Scotts since 2003

     Mr. Brunner served as the Chief Technology Officer as well as a member of the board of directors of The Procter & Gamble Company, a manufacturer of family, personal and household care products, until his retirement on November 1, 2000 after 40 years of service. Mr. Brunner is a partner in the Cincinnati Living Longer ProActive Health Center and serves as a director of two other public companies, Natrol, Inc. and Third Wave Technologies, Inc., as well as privately-held Iams Imaging and Beverage Holdings, LLC. He also serves on the boards for Christ Hospital (Cincinnati, Ohio), the Wisconsin Alumni Research Foundation and Xavier University.

Committee Memberships: Innovation & Technology (Chair); Audit

Arnold W. Donald, age 49, Director of Scotts since 2000

     Since March 2000, Mr. Donald has been Chairman of Merisant Company, a seller of health, nutritional and lifestyle products whose products include leading global tabletop sweetener brands Equal® and Canderel®. From January 1998 to March 2000, he was Senior Vice President of Monsanto Company (n/k/a Pharmacia Corporation), with responsibility for growth, globalization and technology initiatives. He serves as a director of five other public companies, Crown Holdings, Inc., Russell Corporation, Oil-Dri Corporation of America, The Laclede Group, Inc., and Carnival Corporation. Mr. Donald serves as a director for numerous charitable organizations including the St. Louis Science Center, Missouri Botanical Garden, Opera Theatre of St. Louis, Scotts Miracle-Gro Foundation, St. Louis Art Museum, United Way of Greater St. Louis, Museum of African Art (New York), BJC Health System, Washington University, Dillard University and Carleton College. In 1998, he was appointed by President Clinton to serve on the President’s Export Council for international trade and appointed again by President Bush in November 2002. He is also a member of the Executive Leadership Council, the Kennedy School of Government Dean’s Council and the National Science Teachers Association Advisory Board.

Committee Memberships: Finance; Compensation and Organization
John M. Sullivan, age 69, Director of Scotts since 1994

     Mr. Sullivan served as Chairman, President and Chief Executive Officer of Prince Holdings, Inc., a corporation which, through its subsidiaries, manufactures sporting goods, from 1987 until his retirement in 1994. He is currently on the board of directors of Atlas Copco N.A., a company traded on the Stockholm Stock Exchange.

Committee Memberships: Audit; Governance and Nominating

Class III — Terms to Expire at the 2007 Annual Meeting
Mark R. Baker, age 47, Director of Scotts since 2004

     Mr. Baker has been President, Chief Executive Officer and a director of Gander Mountain Company, an outdoor retailer specializing in hunting, fishing and camping gear, since September 2002. Prior to his service with Gander Mountain Company, he was the Executive Vice President, Merchandising of The Home Depot, Inc., a leading home improvement retailer, from October 2000. From June 1999 to October 2000, he served as Group President and Senior Vice President, Merchandising of The Home Depot, Inc. From 1997 until 1999, he was President of the Midwest Division of The Home Depot, Inc.

Committee Memberships: Compensation and Organization;
Governance and Nominating
Joseph P. Flannery, age 72, Director of Scotts since 1987

     Mr. Flannery has been President, Chief Executive Officer and Chairman of the Board of Directors of Uniroyal Holding, Inc., an investment management company, since 1986. Mr. Flannery is also a director of two other public companies, Newmont Mining Corporation and ArvinMeritor, Inc.

Committee Membership: Compensation and Organization (Chair)

Katherine Hagedorn Littlefield, age 49, Director of Scotts since 2000

     Ms. Littlefield has been a director of the Company since July 2000. Ms. Littlefield is the Chair of the Hagedorn Partnership. She also serves on the boards for the Hagedorn Family Foundation, Inc., a charitable organization, and the Pennington School. She is the sister of James Hagedorn, a director and executive officer of the Company.

Committee Memberships: Innovation & Technology; Finance
Patrick J. Norton, age 54, Director of Scotts since 1998

     Mr. Norton retired on January 1, 2003, after having served as Executive Vice President and Chief Financial Officer of Scotts since May 2000 and as interim Chief Financial Officer from February 2000 to May 2000. Mr. Norton is a director of one other public company, Greif, Inc. Mr. Norton serves as an independent director for various privately-held companies and partnerships, including Svoboda Collins LLC, and In The Swim, Inc. He is also a director of Scotts Miracle-Gro Foundation, a charitable organization.

Committee Membership: Finance

Recommendation and Vote

      Under Ohio law and Scotts’ Code of Regulations, the four nominees for election as Class I directors receiving the greatest number of votes will be elected. Common shares represented by properly executed and returned proxy cards or properly authenticated voting instructions recorded through the Internet or by telephone will be voted FOR the election of the above-named nominees unless authority to vote for one or more nominees is withheld. Common shares as to which the authority to vote is withheld will be counted for quorum purposes but will not be counted toward the election of directors or toward the election of the individual nominees specified on the form of proxy.

      YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF THE ABOVE-NAMED CLASS I DIRECTOR NOMINEES.

Communications with the Board

      Although Scotts does not have a formal policy requiring members of the Board of Directors to attend annual meetings of the shareholders, Scotts encourages all incumbent directors and director nominees to attend each annual meeting of shareholders. All of the twelve then incumbent directors and director nominees attended Scotts’ last annual meeting of shareholders held on January 29, 2004.

      In accordance with Scotts’ Corporate Governance Guidelines and applicable NYSE Rules, the non-management directors of Scotts met in executive session (without management participation) at every regularly scheduled meeting of the Board of Directors. The independent directors meet in executive session as appropriate matters for their consideration arise but, in any event, at least once a year. At its January 28, 2004 meeting, upon recommendation of the Governance and Nominating Committee and with the support of management, the Board of Directors elected John Walker, Ph.D. Lead Independent Director. Dr. Walker will serve in this capacity at the pleasure of the Board of Directors and until his successor is elected and qualified.

      The Board of Directors believes it is important for shareholders to have a process to send communications to the Board and its individual members. Accordingly, shareholders who wish to communicate with the Board, the Lead Independent Director, the non-management directors as a group or a particular director may do so by sending a letter to such individual or individuals, in care of Scotts, to Scotts’ executive offices at 14111 Scottslawn Road, Marysville, Ohio 43041. The mailing envelope must contain a clear notation indicating that the enclosed letter is a “Shareholder/Board Communication,” a “Shareholder/ Lead Independent Director Communication,” a “Shareholder/ Non-Management Director

Communication,” or a “Shareholder/ Director Communication,” as appropriate. All such letters must identify the author as a shareholder and clearly indicate whether the intended recipients are all members of the Board of Directors or certain specified individual directors. Copies of all such letters will be circulated to the appropriate director or directors. There is no screening process in respect of shareholder communications.

Committees and Meetings of the Board

      The Board of Directors held seven regularly scheduled or special meetings during Scotts’ 2004 fiscal year. The Board of Directors has five significant standing committees: the Audit Committee; the Compensation and Organization Committee; the Finance Committee; the Governance and Nominating Committee; and the Innovation & Technology Committee. Each current member of the Board of Directors attended at least 75% of the aggregate of the total number of meetings of the Board of Directors and of the Board committees on which he or she served, in each case during the period such director served in the 2004 fiscal year.

Audit Committee

      The Audit Committee is organized and conducts its business pursuant to a written charter adopted by the Board of Directors. A copy of the Audit Committee’s charter is also posted on Scotts’ Internet website at http://www.investor.scotts.com and is available in print to any shareholder who requests it from the Corporate Secretary of Scotts. At least annually, the Audit Committee evaluates its performance, reviewing and assessing the adequacy of its charter and recommending any proposed changes to the full Board of Directors, as necessary, to reflect changes in regulatory requirements, authoritative guidance and evolving practices.

      The Audit Committee is responsible for (1) overseeing the accounting and financial reporting processes of Scotts, (2) overseeing the audits of the financial statements of Scotts, (3) appointing, compensating and overseeing the work of the independent registered public accounting firm employed by Scotts for the purpose of preparing or issuing an audit report or related work, (4) establishing procedures for the receipt, retention and treatment of complaints received by Scotts regarding accounting, internal accounting controls, auditing matters or other compliance matters, (5) assisting the Board in its oversight of: (a) the integrity of Scotts’ financial statements; (b) Scotts’ compliance with applicable laws, rules and regulations, including applicable NYSE Rules; (c) the independent registered public accounting firm’s qualifications and independence; and (d) the performance of Scotts’ internal audit function; and (6) undertaking the other matters required applicable SEC and NYSE Rules. Pursuant to its charter, the Audit Committee has the authority to engage and compensate such independent counsel and other advisors as the Audit Committee deems necessary to carry out its duties.

      Each member of the Audit Committee qualifies as independent under the applicable NYSE Rules and Rule 10A-3 promulgated under Section 10A(m)(3) of the Exchange Act. The Board of Directors believes each member of the Audit Committee is qualified to discharge his or her duties on behalf of Scotts and its subsidiaries and satisfies the financial literary requirement of the NYSE Rules. The Board of Directors has determined that Stephanie M. Shern qualifies as an audit committee financial expert as defined by the applicable SEC Rules. None of the members of the Audit Committee serves on the audit committee of more than two other public companies. The Audit Committee met twelve times during the 2004 fiscal year. The Audit Committee’s report relating to Scotts’ 2004 fiscal year appears on page 29.

Compensation and Organization Committee

      The Compensation and Organization Committee is organized and conducts its business pursuant to a written charter adopted by the Board of Directors. A copy of the Compensation and Organization Committee charter is posted on Scotts’ Internet website located at http://www.investor.scotts.com and is available in print to any shareholder who requests it from the Corporate Secretary of Scotts. At least annually, in consultation with the Governance and Nominating Committee, the Compensation and

Organization Committee reviews and reassesses the adequacy of its charter and performs a Committee performance evaluation.

      The Compensation and Organization Committee reviews, considers and acts upon matters concerning salary and other compensation and benefits of all executive officers and certain other employees of Scotts. In addition, the Compensation and Organization Committee acts upon all matters concerning, and exercises such authority as is delegated to it under the provisions of, any benefit, retirement or pension plan maintained by Scotts. The Compensation and Organization Committee also advises the Board of Directors regarding executive officer organizational issues and succession plans and serves as the committee administering Scotts’ 1992 Long Term Incentive Plan (“1992 Plan”), 1996 Plan, 2003 Plan and Executive Annual Incentive Plan (the “Executive Incentive Plan”). The Compensation and Organization Committee met three times during the 2004 fiscal year. Pursuant to its charter, the Compensation and Organization Committee has the authority to retain special counsel, compensation consultants and other experts or consultants as it deems appropriate to carry out its functions and to approve the fees and other retention terms for any such counsel, consultants or experts.

      Each member of the Compensation and Organization Committee qualifies as independent under the applicable NYSE Rules, an outside director for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), and a non-employee director for purposes of Rule 16b-3 under the Exchange Act. The Compensation and Organization Committee’s report on executive compensation appears on pages 23 through 27.

Finance Committee

      The Finance Committee provides oversight of the financial plans and policies of Scotts and its subsidiaries by reviewing annual business plans; operating performance goals; investment, dividend payment and stock repurchase programs; financial forecasts; and general corporate financing matters. The Finance Committee met six times during the 2004 fiscal year.

Governance and Nominating Committee

      The Governance and Nominating Committee is organized and conducts its business pursuant to a written charter adopted by the Board of Directors. A copy of the Governance and Nominating Committee charter is posted on Scotts’ Internet website located at http://www.investor.scotts.com and is available in print to any shareholder who requests it from the Corporate Secretary of Scotts. At least annually, the Governance and Nominating Committee reviews and reassesses the adequacy of its charter and performs a Committee performance evaluation.

      The Governance and Nominating Committee recommends policies on the composition of the Board of Directors and nominees for membership on the Board of Directors and Board committees. The Governance and Nominating Committee also makes recommendations to the full Board of Directors and the Chairman of the Board regarding committee selection, including committee chairs and rotation practices, the overall effectiveness of the Board and of management (in the areas of Board relations and corporate governance), director compensation and developments in corporate governance practices. The Governance and Nominating Committee is responsible for developing a policy with regard to the consideration of candidates for election or appointment to the Board of Directors recommended by shareholders of Scotts and procedures to be followed by shareholders in submitting such recommendations, consistent with any shareholder nomination requirements which may be set forth in Scotts’ Code of Regulations and applicable laws, rules and regulations. In considering potential nominees, the Governance and Nominating Committee conducts its own search for available, qualified nominees and will consider candidates from any reasonable source, including shareholder recommendations. The Governance and Nominating Committee is also responsible for developing and recommending to the Board of Directors corporate governance principles applicable to Scotts and overseeing the evaluation of the Board of Directors and management.

      Each member of the Governance and Nominating Committee qualifies as independent under the applicable NYSE Rules. The Governance and Nominating Committee met three times during the 2004 fiscal year.

Innovation & Technology Committee

      The Innovation & Technology Committee was formed in May 2004 to assist the Board of Directors in providing counsel to Scotts’ senior management on strategic management of global science, technology and innovations issues and act as the Board’s liaison to Scotts’ Innovation and Technology Advisory Board. The Innovation & Technology Committee is organized and conducts its business pursuant to a written charter adopted by the Board of Directors and met one time during the 2004 fiscal year. A copy of the Innovation and Technology Committee charter is posted on Scotts’ Internet website located at http://www.investor.scotts.com and is available in print to any Shareholder who requests it from the Secretary of Scotts.

Nomination of Directors

      As described above, Scotts has a standing Governance and Nominating Committee that has responsibility for, among other things, providing oversight on the broad range of issues surrounding the composition and operation of the Board, including identifying candidates qualified to become directors and recommending director nominees to the Board.

      When considering candidates for the Board, the Governance and Nominating Committee evaluates the entirety of each candidate’s credentials and does not have any specific eligibility requirements or minimum qualifications that must be met by a Governance and Nominating Committee-recommended nominee. However, under Scotts’ Corporate Governance Guidelines, in general, a director is not to stand for re-election once he or she has reached the age of 72. The Governance and Nominating Committee and full Board of Directors will review individual circumstances and may from time to time choose to renominate a director who is 72 or older. The Governance and Nominating Committee may consider any factors it deems appropriate, including: judgment; skill; diversity; strength of character; experience with businesses and organizations of comparable size or scope; experience as an executive of, or adviser to, a publicly traded or private company; experience and skill relative to other Board members; specialized knowledge or experience; and desirability of the candidate’s membership on the Board and any committees of the Board.

      The Governance and Nominating Committee considers candidates for the Board from any reasonable source, including shareholder recommendations, and does not evaluate candidates differently based on who has made the recommendation. Pursuant to its written charter, the Governance and Nominating Committee has the authority to retain consultants and search firms to assist in the process of identifying and evaluating candidates and to approve the fees and other retention terms for any such consultant or search firm. No such consultant or search firm was used during the 2004 fiscal year and, accordingly, no fees have been paid to any such consultant or search firm. The Board, taking into account the recommendations of the Governance and Nominating Committee, selects nominees to stand for election as directors.

      Shareholders may recommend director candidates for consideration by the Governance and Nominating Committee by giving written notice of the recommendation to the Corporate Secretary of Scotts. The recommendation should include the candidate’s name, age, business address and principal occupation or employment, as well as a description of the candidate’s name, age, business address, residence address and principal occupation or employment, and a description of the candidate’s qualifications, attributes and other skills. A written statement from the candidate consenting to serve as a director, if so elected, should accompany any such recommendation.

Corporate Governance Guidelines

      In accordance with applicable NYSE Rules, the Board of Directors has adopted Corporate Governance Guidelines to promote the effective functioning of the Board and its committees and to reflect Scotts’ commitment to the highest standards of corporate governance. The Board, with the assistance of the Governance and Nominating Committee, periodically reviews the Corporate Governance Guidelines to ensure they are in compliance with all applicable requirements. The Corporate Governance Guidelines are posted on Scotts’ Internet website located at http://www.investor.scotts.com and are available in print to any shareholder who requests them from the Corporate Secretary of Scotts.

Code of Business Conduct and Ethics

      In accordance with applicable NYSE Rules and SEC Rules, the Board of Directors has adopted The Scotts Company Code of Business Conduct and Ethics which is available on Scotts’ Internet website located at http://www.investor.scotts.com and in print to any shareholder who requests it from the Corporate Secretary of Scotts.

Compensation of Directors

      Each director of Scotts who is not an employee of Scotts (the “non-employee directors”) receives a $40,000 annual retainer for Board of Directors and Board committee meetings plus reimbursement of all reasonable travel and other expenses of attending such meetings. Members of the Audit Committee get an additional $5,000 annually. Under each of the 1996 Plan and the 2003 Plan, non-employee directors may elect to receive all or a portion, in 25% increments, of their annual cash retainer and other fees paid for service as a director in cash or in stock units. If stock units are elected, the non-employee director receives a number of stock units determined by dividing the chosen dollar amount by the fair market value of Scotts’ common shares on the first trading day following the date of the annual meeting of shareholders for which the deferred amount otherwise would have been paid. Final distributions are made in cash or common shares, as elected by the non-employee director, upon the date that the non-employee director ceases to be a member of the Board of Directors, upon the date the non-employee director has specified in his or her deferral form or upon a “change in control” (as defined in each of the 1996 Plan and the 2003 Plan), whichever is earliest. Distributions may be made either in a lump sum or in installments over a period of up to ten years, as elected by the non-employee director. The non-employee directors may elect stock units under either the 1996 Plan or the 2003 Plan.

      Under either the 1996 Plan or the 2003 Plan, non-employee directors also receive an annual grant, on the first business day following the date of each annual meeting of shareholders, of options to purchase 5,000 common shares at an exercise price equal to the fair market value of the common shares on the grant date. Non-employee directors who are members of one or more Board committees receive options to purchase an additional 500 common shares for each committee on which they serve. Additionally, non-employee directors who chair a committee receive options to purchase an additional 1,000 common shares for each committee they chair. Options granted to a non-employee director become exercisable six or twelve months after the grant date and remain exercisable until the earlier to occur of the tenth anniversary of the grant date or the first anniversary of the date the non-employee director ceases to be a member of Scotts’ Board of Directors. However, if the non-employee director ceases to be a member of the Board of Directors after having been convicted of, or pled guilty or nolo contendere to, a felony, his or her options granted under the 1996 Plan will be cancelled on the date he or she ceases to be a director. If the non-employee director ceases to be a member of the Board of Directors after having retired after serving at least one full term, any outstanding options granted under either the 1996 Plan or the 2003 Plan will remain exercisable for a period of five years following retirement subject to the stated terms of the options. To the extent a grant is made under one plan, the automatic grant under the other plan would not apply.

      Upon a change in control of Scotts, each non-employee director’s outstanding options granted under the 2003 Plan will be cancelled, unless (a) Scotts’ common shares remain publicly traded, (b) the non-employee director remains a director of Scotts after the change of control or (c) the non-employee director exercises, with the permission of the Compensation and Organization Committee, the non-employee director’s outstanding options within 15 days of the date of the change in control. In addition, each non-employee director’s outstanding options granted under the 1996 Plan will be cancelled unless the non-employee director exercises, with the permission of the Compensation and Organization Committee, the non-employee director’s outstanding options within 15 days of the date of the change in control. For each cancelled option, a non-employee director will receive cash in the amount of, or common shares having a value equal to, the difference between the change in control price of a common share (calculated pursuant to the terms of the applicable plan) and the exercise price of the cancelled option.

      On November 5, 2002, Scotts entered into a letter agreement with Patrick J. Norton, providing that from January 1, 2003 through December 31, 2005, Mr. Norton will remain an employee of Scotts with limited duties, primarily acting as an advisor for the Scotts LawnService® business. Mr. Norton will receive an annual fee of $21,000 for his work as an advisor and will be eligible to receive options covering 4,500 common shares annually. As of December 31, 2005, Mr. Norton will be entitled to continue to participate in Scotts’ group medical and dental plans under the prevailing annual COBRA rates until Mr. Norton’s 65th birthday on November 19, 2015. If Mr. Norton’s employment is terminated by Scotts other than for cause, Mr. Norton will be entitled to his options and benefits through December 31, 2005. In addition, so long as Mr. Norton remains on Scotts’ Board of Directors through 2005, he will be entitled to compensation of $30,000 as his annual retainer for serving on the Board of Directors each year and receive options covering 5,500 common shares annually, in addition to his compensation as an advisor.

EXECUTIVE COMPENSATION

Summary of Cash and Other Compensation

      The following table shows, for the fiscal years ended September 30, 2004, 2003 and 2002, the cash compensation and other benefits paid or provided by Scotts to the individual who served as Chief Executive Officer (“CEO”) during the 2004 fiscal year and the four other most highly compensated executive officers of Scotts listed by title.

Summary Compensation Table

						Long-Term Compensation

						Awards
		Annual Compensation
						Restricted	Securities
Name and Principal Position	Fiscal				Other Annual	Stock	Underlying		All Other
During 2004 Fiscal Year	Year	Salary($)(1)	Bonus($)(1)		Compensation	Award(s)	Options/SARs(#)		Compensation($)

James Hagedorn	2004	$612,460	$888,000		$68,361 (2)	$872,400 (3)	90,000	(4)	$44,401	(5)
President, Chief Executive	2003	$616,705	$332,009		$0	$0	125,000	(4)	$81,796
Officer and Chairman of	2002	$616,160	$577,774		$0	$0	125,000	(6)	$32,237
the Board
Robert F. Bernstock	2004	$544,474	$589,061		$0	$0	25,000	(4)	$51,318	(7)
Executive Vice President	2003	$162,333	$402,916	(8)	$0	$0	50,000	(4)	$10,212
and President, North	2002	n/a	n/a		n/a	n/a	n/a		n/a
America(9)
Michael P. Kelty, Ph.D.	2004	$386,907	$381,461		$0	$0	24,000	(4)	$42,576	(10)
Vice Chairman and	2003	$373,000	$135,812		$0	$0	24,000	(4)	$42,679
Executive Vice President	2002	$366,000	$264,813		$0	$0	26,000	(6)	$32,671
Christopher L. Nagel	2004	$362,000	$356,125		$0	$0	20,000	(4)	$33,206	(11)
Executive Vice President	2003	$296,908	$101,707		$0	$0	14,000	(6)	$26,348
and Chief Financial	2002	$233,550	$120,343		$0	$0	12,000	(6)	$15,976
Officer
David M. Aronowitz	2004	$316,000	$305,250		$0	$0	20,000	(4)	$32,879	(12)
Executive Vice President,	2003	$278,500	$99,862		$0	$0	20,000	(4)	$25,548
General Counsel and	2002	$266,000	$122,949		$0	$0	17,000	(6)	$18,944
Corporate Secretary

(1)	Includes compensation which may be deferred under the RSP and the Executive Retirement Plan.

(2)	Value of personal use of Scotts aircraft calculated pursuant to Instruction 2 to Item 402(b)(2)(iii)(c).

(3)	On November 19, 2003, Mr. Hagedorn was awarded 15,000 restricted common shares under the 2003 Plan. The per share value of Scotts common shares on that date was $58.16. The restrictions on transfer generally lapse November 19, 2006. Mr. Hagedorn exercises all voting rights and is entitled to receive any dividends which may be paid on the restricted common shares. As of September 30, 2004, the number of restricted common shares held by Mr. Hagedorn and the market value of such restricted common shares were 15,000 common shares, $962,250.

(4)	These amounts represent freestanding SARs granted under the 2003 Plan.

(5)	This amount represents aggregate contributions made by Scotts of $15,321 to the RSP and $29,080 to the Executive Retirement Plan.

(6)	These numbers represent options granted under the 1996 Plan.

(7)	This amount includes aggregate contributions made by Scotts of $18,854 to the RSP and $23,143 to the Executive Retirement Plan.

(8)	This amount includes $300,000 Mr. Bernstock received as a sign-on bonus.

(9)	Mr. Bernstock was named Executive Vice President, President, North American Consumer of Scotts on June 2, 2003 and then on August 24, 2003, was named Executive Vice President and President, North America of Scotts.

(10)	This amount includes aggregate contributions made by Scotts of $15,521 to the RSP and $19,025 to the Executive Retirement Plan.

(11)	This amount includes aggregate contributions made by Scotts of $10,821 to the RSP and $20,368 to the Executive Retirement Plan.

(12)	This amount includes aggregate contributions made by Scotts of $11,266 to the RSP and $15,849 to the Executive Retirement Plan.

Option/ SAR Grants in 2004 Fiscal Year

      The following table summarizes information concerning individual grants of freestanding SARs made during the 2004 fiscal year to each of the individuals named in the Summary Compensation Table. No options were granted to these individuals during the 2004 fiscal year.

						Potential Realizable Value
	Number of		% of Total			at Assumed Annual Rates of
	Securities		Options/SARs			Stock Price Appreciation for
	Underlying		Granted to	Exercise or		Option/SAR Term(2)
	Options/SARs		Employees in	Base Price	Expiration
Name	Granted(#)(1)		Fiscal Year	($/Share)	Date	5%($)	10%($)

James Hagedorn	90,000	(3)	17.05%	$58.16	11/18/13	$3,291,866	$8,342,286
Robert F. Bernstock	25,000	(3)	4.73%	$58.16	11/18/13	$914,413	$2,317,302
Michael P. Kelty, Ph.D	24,000	(3)	4.55%	$58.16	11/18/13	$877,836	$2,224,609
Christopher L. Nagel	20,000	(3)	3.79%	$58.16	11/18/13	$731,530	$1,853,841
David M. Aronowitz	20,000	(3)	3.79%	$58.16	11/18/13	$731,530	$1,853,841

(1)	In the event of a “change in control” (as defined in the 2003 Plan), all freestanding SARs granted under the 2003 Plan will be deemed exercisable and liquidated in a single lump sum cash payment. The above-described payment will not be made to the holder of SARs if the Compensation and Organization Committee determines, prior to the change in control and subject to requirements contained in the 2003 Plan, that immediately after the change in control, the SARs will be honored or assumed, or new rights with substantially equivalent economic value substituted therefor, by the holder’s new employer. In the event of termination of employment by reason of retirement, disability or death, the SARs may thereafter be exercised in full for a period of five years, subject to the stated terms of the SARs. The SARs are forfeited if the holder’s employment is terminated for cause. If the employment of the holder of SARs is terminated for any reason other than retirement, disability, death or for cause, any vested SARs held at the date of termination may be exercised for a period of 90 days, subject to the stated terms of the SARs.

(2)	The dollar amounts reflected in this table are the result of calculations at the 5% and 10% annual appreciation rates set by the SEC for illustrative purposes, and assume the SARs are held until their respective expiration dates. Such dollar amounts are not intended to forecast future financial performance or possible future appreciation in the price of Scotts’ common shares. Shareholders are therefore cautioned against drawing any conclusions from the appreciation data shown, aside from the fact that the holders of the SARs will only realize value from the grants shown if the price of Scotts’ common shares appreciates, which benefits all shareholders commensurately.

(3)	These SARs were granted on November 19, 2003 and will become exercisable on November 19, 2006.

Option Exercises in 2004 Fiscal Year and 2004 Fiscal Year-End Option/ SAR Values

      The following table summarizes information concerning options exercised during the 2004 fiscal year and unexercised options and SARs held as of the end of the 2004 fiscal year by each of the individuals named in the Summary Compensation Table.

				Number of Securities		Value of Unexercised
				Underlying Unexercised		In-the-Money
				Options/SARs at		Options/SARs at
	Shares			Fiscal Year-End(#)(1)		Fiscal Year-End($)(1)(2)
	Acquired on	Value
Name	Exercise(#)	Realized($)		Exercisable	Unexercisable	Exercisable	Unexercisable

James Hagedorn	0	$	n/a	380,000	340,000	$14,248,125	$5,270,350
Robert F. Bernstock	0	$	n/a	0	75,000	$0	$913,250
Michael P. Kelty, Ph.D.	0	$	n/a	54,000	74,000	$1,749,975	$1,100,560
Christopher L. Nagel	0	$	n/a	10,000	46,000	$333,500	$638,400
David M. Aronowitz	5,500		$189,020	31,500	57,000	$1,043,975	$804,200

(1)	In the event of a “change in control” (as defined in each of the 1996 Plan and the 2003 Plan), all freestanding SARs granted under the 2003 Plan will be deemed exercisable and liquidated in a single lump sum cash payment. Also, in the event of a change in control, each holder of options granted under the 1996 Plan will be permitted, in the holder’s discretion, to surrender any option or portion thereof in exchange for either cash equal to the excess of the change in control price as defined below over the exercise price for such option or, in the discretion of the Compensation and Organization Committee, for whole common shares with a value equal to the excess of the change in control price over the exercise price of the option plus cash equal to the fair market value of any fractional common share. The Compensation and Organization Committee may allow the holder thereof to exercise any outstanding options by following the normal procedures for exercising options within 15 days of the date of the change in control. The above-described payments will not be made to the holder of options or SARs if the Compensation and Organization Committee determines, prior to the change in control and subject to requirements contained in each plan, that immediately after the change in control, the options or SARs will be honored or assumed, or new rights with substantially equivalent economic value substituted therefor, by the holder’s new employer. The “change in control price” will be (1) the highest price per share offered in conjunction with the transaction resulting in the change in control or (2) in the event of a change in control not related to the transfer of stock, the highest closing price of a common share of Scotts as reported on NYSE on any of the 30 consecutive trading days ending on the last trading day before the change in control occurs. In the event of termination of employment by reason of retirement, disability or death, the options and SARs may thereafter be exercised in full for a period of five years, subject to the stated terms of the options and SARs. The options and SARs are forfeited if the holder’s employment is terminated for cause. If the employment of the holder of options or SARs is terminated for any reason other than retirement, disability, death or for cause, any vested options or SARs held at the date of termination may be exercised for a period of 90 days, subject to the stated terms of the options or SARs.

(2)	“Value of Unexercised In-the-Money Options/ SARs at Fiscal Year-End” is based upon the fair market value of Scotts’ common shares on September 30, 2004 ($64.15) less the exercise price of in-the-money options and SARs at the end of the 2004 fiscal year.

Equity Compensation Plan Information

      Scotts has four equity compensation plans under which its common shares are authorized for issuance to directors, officers or employees in exchange for goods or services:

•	the 1992 Plan;

•	the 1996 Plan;

•	the 2003 Plan; and

•	the Executive Retirement Plan.

1992 Plan, 1996 Plan and 2003 Plan

      The following table shows for the 1992 Plan, the 1996 Plan and the 2003 Plan as a group the number of common shares issuable upon exercise of outstanding options and SARs and attributable to outstanding stock units, the weighted-average exercise price of outstanding options and SARs together with the weighted-average price of outstanding stock units, and the number of common shares remaining available for future issuance at September 30, 2004, excluding common shares issuable upon exercise of outstanding options and SARs and attributable to outstanding stock units. Each of the 1992 Plan, the 1996 Plan and the 2003 Plan has previously been approved by Scotts’ shareholders. The following table shows comparable information, as of September 30, 2004, for the Executive Retirement Plan. The Executive Retirement Plan has not been approved by Scotts’ shareholders.

			(c)
			Number of securities
			remaining available for
	(a)	(b)	future issuance under
	Number of securities to be	Weighted-average	equity compensation
	issued upon exercise of	exercise price of	plans (excluding
	outstanding options,	outstanding options,	securities reflected
Plan Category	warrants and rights	warrants and rights	in column (a))

Equity compensation plans approved by security holders	3,818,847 (1)	$39.74 (2)	996,803 (3)
Equity compensation plans not approved by security holders	40,281 (4)	n/a (5)	n/a (6)
Total	3,859,128	$39.74 (2)	996,803

(1)	Includes 86,391 common shares issuable upon exercise of options granted under the 1992 Plan, 2,882,459 common shares issuable upon exercise of options granted under the 1996 Plan and 843,250 common shares issuable upon exercise of options and SARs granted under the 2003 Plan. Also includes 3,520 and 3,227 common shares attributable to stock units received by non-employee directors in lieu of their annual cash retainer and other fees payable to them for service as directors and held in their accounts under the 1996 Plan and the 2003 Plan, respectively. The terms of the stock units are described in this Proxy Statement/Prospectus under “PROPOSAL NUMBER 1 — ELECTION OF DIRECTORS — Compensation of Directors” at page 14.

(2)	Represents weighted-average exercise price of outstanding options under the 1992 Plan and the 1996 Plan and outstanding SARs and options under the 2003 Plan together with weighted-average price of outstanding stock units under the 1996 Plan and the 2003 Plan.

(3)	Includes 63,280 common shares remaining available for issuance under the 1996 Plan and 933,523 common shares remaining available for issuance under the 2003 Plan.

(4)	Includes common shares attributable to participants’ accounts relating to common share units under the Executive Retirement Plan. This number has been rounded to the nearest whole common share.

(5)	The weighted-average price of the common shares attributable to participants’ accounts relating to common share units under the Executive Retirement Plan is not readily calculable. Please see the description of the Executive Retirement Plan below.

(6)	The terms of the Executive Retirement Plan do not provide for a specified limit on the number of common shares which may be attributable to participants’ accounts relating to common share units. Please see the description of the Executive Retirement Plan below which addresses the manner in which the number of common share units attributable to a participant’s account is determined. Common shares which may in the future be attributable to participants’ accounts relating to common share units are not included. Scotts maintains a Registration Statement on Form S-8 (Registration No. 333-72715) pursuant to which a total of 250,000 common shares are registered for issuance under the Executive Retirement Plan. No common shares had been issued under the Executive Retirement Plan as of September 30, 2004.

Executive Retirement Plan

      The ERP is an unfunded non-qualified deferred compensation plan that allows certain of Scotts’ executive management, including all of the executive officers named in the Summary Compensation Table, and other highly compensated employees to defer compensation and to earn Scotts-funded benefits that they could have deferred to and earned under the RSP but for Internal Revenue Code limits imposed on the RSP. The ERP also provides participants with the opportunity to defer all or any part of the amount awarded under Scotts’ Executive Incentive Plan or any incentive compensation paid pursuant to an employment agreement. Subject to certain restrictions, participants may direct that amounts credited to them under the ERP be adjusted by reference to a Scotts’ stock fund or to one or more outside investment funds made available by the ERP’s administrative committee. Outside investment funds do not include common shares. The amount credited to a participant in Scotts’ stock fund is recorded as common share units, the number of which is determined by dividing the amount credited for the participant to Scotts’ stock fund by the fair market value of common shares when the determination is made. The amount credited to a participant in an outside investment fund is recorded as outside investment fund units, the number of which is determined by dividing the amount credited for the participant to each outside investment fund by the market value of the outside investment fund when the determination is made. Distributions from the ERP generally begin when the participant terminates employment (although the participant may specify a different date) and normally are paid in either a lump sum or in annual installments over no more than ten years, whichever the participant has elected. Distributions from Scotts’ stock fund always are made in the form of whole common shares equal to the number of whole common share units then credited to the participant and the value of fractional common share units is distributed in cash. Distributions from outside investment funds always are made in cash equal to the value of each outside investment unit then credited to the participant multiplied by the market value of those units. ERP participants are general unsecured creditors of Scotts with respect to their interests in the ERP. Scotts expects that the ERP will remain in effect indefinitely. However, the ERP’s administrative committee may amend or terminate the ERP at any time.

Pension Plans

      Scotts maintains a tax-qualified, non-contributory defined benefit pension plan (the “Pension Plan”). Eligibility for and accruals under the Pension Plan were frozen as of December 31, 1997.

      Monthly benefits under the Pension Plan upon normal retirement (age 65) are determined under the following formula:

(a) (i)	1.5% of the individual’s highest average annual compensation for 60 consecutive months during the ten-year period ending December 31, 1997; times

(ii)	years of benefit service through December 31, 1997; reduced by

(b) (i)	1.25% of the individual’s primary Social Security benefit (as of December 31, 1997); times

(ii)	years of benefit service through December 31, 1997.

      Compensation includes all earnings plus 401(k) contributions and salary reduction contributions for welfare benefits, but does not include earnings in connection with foreign service, the value of a company car or separation or other special allowances. An individual’s primary Social Security benefit is based on the Social Security Act as in effect on December 31, 1997, and assumes constant compensation through age 65 and that the individual will not retire earlier than age 65. No more than 40 years of benefit service are taken into account. The Pension Plan includes additional provisions for early retirement.

      Benefits under the Pension Plan are supplemented by benefits under The O.M. Scott & Sons Company Excess Benefit Plan (the “Excess Benefit Plan”). The Excess Benefit Plan was established October 1, 1993 and was frozen as of December 31, 1997. The Excess Benefit Plan provides additional benefits to participants in the Pension Plan whose benefits are reduced by limitations imposed under Sections 415 and 401(a)(17) of the Internal Revenue Code. Under the Excess Benefit Plan, executive officers and certain key employees will receive, at the time and in the same form as benefits are paid under the Pension Plan, additional monthly benefits in an amount which, when added to the benefits paid to each participant under the Pension Plan, will equal the benefit amount such participant would have earned but for the limitations imposed by the Internal Revenue Code.

      The estimated annual benefits under the Pension Plan and the Excess Benefit Plan payable upon retirement at normal retirement age for each of the individuals named in the Summary Compensation Table are:

	Years of Benefit Service	Total Benefit

James Hagedorn	9.9167	$25,028.52
Robert F. Bernstock	n/a	n/a
Michael P. Kelty, Ph.D.	17.5	$57,551.40
Christopher L. Nagel	n/a	n/a
David M. Aronowitz	n/a	n/a

      Associates participate in the RSP, formerly known as “The Scotts Company Profit Sharing and Savings Plan.” The RSP, as amended and restated effective as of December 31, 1997, consolidated various defined contribution retirement plans in effect at Scotts and its domestic subsidiaries. The RSP permits 401(k) contributions, employee after-tax contributions, Scotts’ matching contributions, Scotts’ retirement contributions, and, between 1998 and 2002 for participants whose benefits were frozen under the Pension Plan (including Dr. Kelty) and the Scotts-Sierra Horticultural Products Company Retirement Plan for Salaried Employees, certain transitional contributions based on age and service.

      Certain executive management and other highly paid employees, including the individuals named in the Summary Compensation Table, also participate in the ERP described under “— Equity Compensation Plan Information — Executive Retirement Plan” at page 19.

Employment Agreements and Termination of Employment and Change-in-Control Arrangements

      In connection with the transactions contemplated by the Merger Agreement, Scotts entered into an employment agreement with Mr. James Hagedorn (the “Hagedorn Agreement”). The Hagedorn Agreement had an original term of three years, and is automatically renewed for an additional year each subsequent year, unless either party notifies the other party of his/its desire not to renew. The Hagedorn Agreement provides for a minimum annual base salary of $200,000 for Mr. Hagedorn and participation in the various benefit plans available to senior executive officers of Scotts. In addition, pursuant to the Hagedorn Agreement, Scotts granted to Mr. Hagedorn options to acquire 24,000 common shares. Upon certain types of termination of employment (e.g., a termination by Scotts for any reason other than “cause” (as defined in the Hagedorn Agreement) or a termination by Mr. Hagedorn constituting “good reason” (also as defined)), he will become entitled to receive certain severance benefits including a payment equal to three times the sum of his base salary then in effect plus his highest annual bonus in any of the three preceding years. Upon termination of employment for any other reason, Mr. Hagedorn or his beneficiary will be entitled to receive all unpaid amounts of base salary and benefits under the executive benefit plans in which he participated. The Hagedorn Agreement also contains confidentiality and noncompetition provisions which prevent Mr. Hagedorn from disclosing confidential information about Scotts and from competing with Scotts during his employment therewith and for an additional three years thereafter.

      On September 16, 2004, the Company entered into an Employment Agreement and Covenant Not to Compete with Robert F. Bernstock, effective as of October 1, 2004. The Agreement has an initial term of three years commencing on October 1, 2004 and expiring on September 30, 2007, and superceded a letter agreement entered into by the Company and Mr. Bernstock effective as of June 1, 2003.

      Under the new agreement, Mr. Bernstock will (a) be paid a base annual salary of $540,000; (b) participate in The Scotts Company Executive/ Management Incentive Plan with a Target Payment Percentage (as defined in that plan) of sixty-five percent; (c) receive a restricted stock grant of 25,000 common shares of the Company as of October 1, 2004, as to which any forfeiture restrictions will lapse on September 30, 2009 if Mr. Bernstock is then employed by the Company or on September 30, 2007 if Mr. Bernstock is then employed by the Company and is not then serving as Chief Operating Officer of the Company or a more senior position; (d) be eligible for additional grants and awards under The Scotts Company 2003 Stock Option and Incentive Equity Plan on a basis no less favorable to Mr. Bernstock than other senior management executives, commensurate with his position and title, targeted at the 50th percentile of peer companies for the chief operating officer position; (e) be entitled to participate in all of the Company’s benefit programs for senior management executives; (f) receive holidays and sick leave in accordance with the Company’s policies for senior executive officers; (g) receive additional perquisites commensurate with his position.

      If Mr. Bernstock separates from employment with the Company prior to April 24, 2005, for any reason, Mr. Bernstock must repay to the Company a pro-rated portion of the $300,000 sign-on bonus he received pursuant to his April 23, 2003 letter agreement with the Company.

      If Mr. Bernstock resigns, absent a constructive termination, or is terminated for cause, Mr. Bernstock will (a) receive payment of his unpaid accrued base salary to the date of termination of employment, and (b) be entitled to any amounts provided under the terms of the Company’s benefit plans and employment policies.

      If Mr. Bernstock resigns following a constructive termination, or is discharged by the Company for any reason other than for cause (including by reason of the Company’s refusal to offer Mr. Bernstock a renewal of the Agreement on then substantially comparable terms), Mr. Bernstock will receive (a) payment of his accrued unpaid base salary to the date of termination of employment, (b) payment of a lump sum amount equal to two times the sum of his annual base salary and incentive target bonus for such year, (c) payment of the amount of incentive he would have earned for such year pro-rated to the date of termination, and (d) payment of amounts payable under the Company’s benefit plans, as well as certain perquisites and policies.

      Upon termination of Mr. Bernstock’s employment due to his death or incapacity, Mr. Bernstock, or his estate or designated beneficiary in the event of his death, will receive (a) a lump sum amount equal to two times the sum of Mr. Bernstock’s annual base salary and incentive target bonus (in each case as in effect in the year of disability or death), and (b) payment of the amount of incentive he would have earned for such year pro-rated to the date of termination.

      In the event that Mr. Bernstock’s employment is terminated by the Company for any reason other than cause, he resigns following a constructive termination, or his employment is terminated due to his death or incapacity, his stock-based awards and other stock-based compensation, if any, shall vest, become exercisable, or mature, as applicable; provided, that in the case of the restricted stock award pursuant to the Agreement and future stock-based compensation, Mr. Bernstock’s termination of employment or resignation following constructive termination occurs on or after he attains age 55.

      Under the Agreement, Mr. Bernstock has agreed to maintain the confidentiality of the Company’s proprietary and confidential information, and to not engage in Prohibited Competitive Activities (as defined in the Agreement) for specified periods of time (ranging from 18 months to 36 months depending upon the specific activity) in the event that his employment is terminated due to the expiration of the Agreement, his resignation other than due to a constructive termination or by the Company without cause.

      The Compensation and Organization Committee of the Board of Directors of Scotts has approved certain employment, severance and change in control terms applicable to Michael P. Kelty, Ph.D., Christopher L. Nagel and David M. Aronowitz. Pursuant to these terms, if the employment of any of these executive officers is terminated by Scotts, other than for cause, within 18 months following a change in control of Scotts (as defined in each of the 1996 Plan and the 2003 Plan), such executive officer will be entitled to receive a lump sum payment within 90 days after termination equal to two times the executive officer’s base salary plus two times the executive officer’s target incentive under the Executive Incentive Plan or any successor incentive compensation plan, in each case as in effect at the date of termination. If the employment of any of these executive officers is terminated by Scotts prior to a change in control, other than for cause, such executive officer will be entitled to receive two times the executive officer’s base salary in effect at the date of termination in a lump sum within 90 days after termination.

Report of the Compensation and Organization Committee on Executive Compensation for the 2004 Fiscal Year

Role of the Compensation and Organization Committee

      The Compensation and Organization Committee is made up of five members of the Board of Directors, each of whom is “independent” as defined in the applicable NYSE Rules and the other standards of independence prescribed by law or regulation in respect of the duties undertaken by the Compensation and Organization Committee. The Compensation and Organization Committee reviews the Company’s corporate organizational structure, succession planning, ongoing functions and performance of the executive officers and other key management. The Compensation and Organization Committee is responsible for reviewing and making recommendations to the Board of Directors regarding incentive compensation plans and equity-based plans in accordance with the then applicable SEC and NYSE Rules. It is also responsible for administering each of Scotts incentive compensation plans, equity-based plans and any other plans that require administration by the Compensation and Organization Committee, or that applicable laws or regulations require administration by the Compensation and Organization Committee.

      The Compensation and Organization Committee reviews and approves (either on its own or together with the other independent directors, as directed by the Board of Directors) the general compensation policies applicable to the CEO of Scotts and reviews and makes recommendations to the Board of Directors regarding the general compensation policies applicable the other executive officers of Scotts and other key management employees of Scotts. The Compensation and Organization Committee reviews and approves Scotts goals and objectives relevant to the CEO’s compensation, evaluating the CEO’s performance in light of those goals and objectives, and approves (either on its own or together with the other independent directors, as directed by the Board of Directors) the CEO’s compensation based on this evaluation. The Compensation and Organization Committee reviews and makes recommendations to the Board of Directors regarding promotion, benefits and compensation for the non-CEO executive officers and other key management employees.

      In reaching compensation decisions, the Compensation and Organization Committee reviews information from a variety of sources, which include proxy statement surveys and industry surveys. In addition, the Compensation and Organization Committee has retained external compensation consultants and legal counsel.

Objectives of the Executive Compensation Program

      The Compensation and Organization Committee’s primary objective is the establishment of compensation programs for Scotts’ executive officers who are in a position to maximize long-term shareholder value. The executive compensation program is designed with a performance orientation, with a large portion of executive compensation being “at risk.” In pursuing this objective, the Compensation and Organization Committee believes that Scotts’ executive compensation program must:

•	Emphasize pay for performance, motivating both long-term and short-term performance for the benefit of Scotts’ shareholders;

•	Place greater emphasis on variable incentive compensation versus fixed or base pay;

•	Through its incentive plans, encourage and reward decision-making that emphasizes long-term shareholder value;

•	Provide a total compensation program competitive with those companies with which Scotts competes for top management talent on a global basis; and

•	Ensure Scotts’ continued growth and performance by attracting, retaining and motivating talented executives and employees necessary to meet Scotts’ strategic goals.

      The Compensation and Organization Committee sets compensation levels which are designed to be competitive with a comparison group of consumer products companies of similar size and complexity (the “Comparison Group”). This comparative data may not include the compensation paid by all of the companies that are included in the S&P 500 Household Index, which is used for comparative purposes in the performance graph on page      . Base salary and annual incentive opportunities are targeted at the median of the Comparison Group companies, while long-term incentives are targeted at the 50th percentile. Scotts’ competitive compensation structure has enabled it to attract and retain executives who, as key members of the top management team, have been instrumental in improving the performance of Scotts.

      The Compensation and Organization Committee does not have a policy that requires Scotts’ executive compensation programs to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code. The design and administration of the 1996 Plan and the 2003 Plan are intended to qualify any compensation attributable to participation there under as performance-based compensation. In all cases, the Compensation and Organization Committee will continue to carefully consider the net cost and value to the shareholders of Scotts’ compensation policies.

Overview of Executive Compensation and 2004 Fiscal Year Compensation and Organization Committee Actions

      Scotts’ executive compensation program presently consists of five principal components:

•	Base salary;

•	Stock option and incentive equity-based plans;

•	Executive Incentive Plan;

•	Executive Retirement Plan; and

•	Executive perquisites.

Base Salary

      The base salaries of Scotts’ executive officers and subsequent adjustments to those base salaries are determined considering the following factors: (1) the strategic importance to Scotts of the executive officer’s job function; (2) the individual’s performance in his or her position; (3) the individual’s potential to make a significant contribution to Scotts in the future; and (4) a comparison of industry compensation practices. The Compensation and Organization Committee believes that all of these factors are important and the weighting of each factor varies from individual to individual.

Stock Option and Incentive Equity-Based Plans

      For the 2004 fiscal year, the Compensation and Organization Committee targeted the long-term incentive equity awards for executive officers at the 50th percentile of total long-term incentive pay at Comparison Group companies. The Compensation and Organization Committee uses the Black-Scholes method to calculate the long-term incentive value of options, SARs and restricted common shares to be granted and uses the Comparison Group companies as a benchmark.

      For the 2004 fiscal year, the Compensation and Organization Committee targeted grants under the 2003 Plan at a level that was to achieve the desired long-term incentive target. The Compensation and Organization Committee has adjusted grants of options, SARs and restricted common shares from such target for certain recipients based on corporate or individual performance.

      The 2003 Plan enables the Compensation and Organization Committee to grant both incentive stock options and non-qualified stock options although no incentive stock options have been granted to date. SARs, non-qualified stock options and restricted common shares granted typically have a three-year cliff vesting provision; however, this provision is sometimes modified for grants made to associates outside of North America.

Executive Incentive Plan

      All executive officers are eligible to participate in the Executive Incentive Plan, which provides annual incentive compensation opportunities based on various performance measures related to the financial performance of Scotts for the fiscal year.

      The Compensation and Organization Committee oversees the operation of the Executive Incentive Plan. Its members are responsible for evaluating and approving the plan’s design as well as the targets and objectives to be met by Scotts and its executive officers and the amount of incentive payable for specified levels of attainment of those targets and objectives. At the end of each fiscal year, the Compensation and Organization Committee determines the extent to which the targets and objectives have been met and awards incentive payments accordingly.

For Corporate Officers

      For the 2004 fiscal year, incentives for executive officers in the corporate group were based on five performance measures. These measures were:

•	Net Income

•	Corporate net income before significant non-recurring items

•	Net Sales Growth

•	Sales goals established for Scotts on a consolidated basis

•	ROIC (After-Tax Return on Invested Capital) — corporate

•	EBITA for Scotts on a consolidated basis (1 — tax rate) divided by the Average Invested Capital (total assets + accumulated amortization of intangibles less liabilities excluding debt + accumulated restructuring charges)

•	Free Cash Flow

•	Cash flow from operations less capital expenditures and acquisition spending

•	Customer Service — corporate (composite goal)

•	Product Fill Rate percent (% of orders filled on first delivery)

•	All-In Fill Rate percent (% calculated dollar fill based on potential)

For Business Group Officers

      For the 2004 fiscal year, incentives for executive officers in each business group were based on five performance measures. These measures were:

•	EBITA for the business group

•	Earnings Before Interest, Taxes and Amortization

•	Net Sales Growth — group

•	Sales goals established for the business group

•	ROIC (After-Tax Return on Invested Capital) — group

•	EBITA for the business group (1 — tax rate) divided by the Average Invested Capital (total assets + accumulated amortization of intangibles less liabilities excluding debt + accumulated restructuring charges)

•	Free Cash Flow

•	Cash flow from operations less capital expenditures and acquisition spending

•	Customer Service — group (composite goal)

•	Product Fill Rate percent (% of orders filled on first delivery)

•	All-In Fill Rate percent (% calculated dollar fill based on potential)

      These measures are weighted for each individual participant and the sum of the measures is multiplied by earnings to reinforce the importance of net income. The Executive Incentive Plan includes a funding trigger below which no payments are made to any participant. This funding trigger is based on achieving prior year consolidated net income.

Executive Retirement Plan

      The Executive Retirement Plan is intended to provide participants with the opportunity for contributions in excess of Internal Revenue Code limitations. The Executive Retirement Plan consists of three parts:

•	Deferral of base salary over the Internal Revenue Code limit and crediting of Scotts matching contributions.

•	Deferral of a portion or the entire Executive Incentive Plan bonus.

•	A Scotts contribution (referred to as “base” contribution) that is made whether or not the participant elects to make contributions to the Plan. The base contribution is credited to base salary as well as the Executive Incentive Plan bonus amounts over the Internal Revenue Code limits.

Executive Perquisites

      Executive perquisites offered to key executives are designed to be competitive and are limited. These perquisites include annual physical examinations, car allowances, and financial counseling for vice presidents and above. Scotts makes Scotts airplane available to the Chairman of the Board and Chief Executive Officer, Executive Vice President and Vice-Chairman, and Executive Vice President and President of North America for personal use.

Compensation of the CEO

      The Compensation and Organization Committee, in conjunction with the CEO, establishes the annual goals and objectives relevant to the CEO’s compensation. The Compensation and Organization Committee evaluates the CEO’s performance against these goals and objectives annually in executive session.

      Scotts’ executive compensation program is designed with a performance orientation, with a large portion of executive compensation being “at risk.” Consistent with the overall goal of the executive compensation program, Mr. Hagedorn’s annual base salary was set below the median level at $600,000. Mr. Hagedorn was granted a slightly above median SAR award covering 90,000 common shares and an award of 15,000 restricted common shares as of November 19, 2003. Mr. Hagedorn’s target incentive opportunity under the Executive Incentive Plan was 80% of his salary for the 2004 fiscal year. In Mr. Hagedorn’s position, 100% of his target incentive opportunity is directly attributable to attainment of corporate performance goals. The measures used to determine Mr. Hagedorn’s incentive compensation are the same as for all corporate officers described above. Mr. Hagedorn’s overall compensation package is set at the median of the Comparison Group and is structured in a way to provide significant rewards when Scotts exceeds its performance goals.

Submitted by the Compensation and Organization Committee of Scotts:

Joseph P. Flannery, Chair
Mark R. Baker
Lynn J. Beasley
Arnold W. Donald
Karen G. Mills

Performance Graph

      The following line graph compares the yearly percentage change in Scotts’ cumulative total shareholder return (as measured by dividing (i) the sum of (A) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (B) the difference between the price of Scotts’ common shares at the end and the beginning of the measurement period; by (ii) the price of Scotts’ common shares at the beginning of the measurement period) against the cumulative return of (a) Standard & Poor’s Household Products Index (“S&P 500 Household Index”); and (b) the Russell 2000 Index (the “Russell 2000”); each for the period from September 30, 1999 to September 30, 2004. The comparison assumes $100 was invested on September 30, 1999 in Scotts’ common shares and in each of the foregoing indices and assumes reinvestment of any dividends paid.

	9/99	9/00	9/01	9/02	9/03	9/04

The Scotts Company	$100.00	$96.75	$98.48	$120.40	$157.98	$185.27
Russell 2000	$100.00	$123.39	$97.22	$88.18	$120.36	$142.96
S&P Household Products	$100.00	$85.08	$96.06	$108.25	$112.84	$129.00

AUDIT COMMITTEE MATTERS

      In accordance with applicable SEC Rules, the Audit Committee has issued the following report:

Report of the Audit Committee for the 2004 Fiscal Year

Role of the Audit Committee, Independent Registered Public Accounting Firm and Management

      The Audit Committee consists of three directors who qualify as independent under the applicable NYSE Rules and Rule 10A-3 under the Exchange Act, and operates under a written charter adopted by the Board of Directors. The Audit Committee selects Scotts’ independent registered public accounting firm. PricewaterhouseCoopers LLP was selected as Scotts’ independent registered public accounting firm for the 2004 fiscal year.

      Management has the responsibility for the consolidated financial statements and the accounting and financial reporting processes, including the establishment and maintenance of adequate internal control over financial reporting for Scotts. Scotts’ independent registered public accounting firm is responsible for performing an audit of Scotts’ consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and issuing their report thereon. The Audit Committee’s responsibility is to provide independent, objective oversight of these processes.

      Pursuant to this responsibility, the Audit Committee met with management and the independent registered public accounting firm throughout the year. The Audit Committee reviewed the audit plan and scope with the independent registered public accounting firm, and discussed the matters required by Statement on Auditing Standards No. 61 and No. 90 (Communication with Audit Committees), as modified. The Audit Committee also met with the independent registered public accounting firm, without management present, to discuss the results of their audit work, their evaluation of Scotts’ system of internal control over financial reporting and the quality of Scotts’ financial reporting.

      In addition, the Audit Committee has discussed with the independent registered public accounting firm their independence from Scotts and its management, including the matters in written disclosures required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as modified.

Management’s Representations and Audit Committee Recommendations

      Management has represented to the Audit Committee that Scotts’ audited consolidated financial statements as of and for the fiscal year ended September 30, 2004, were prepared in accordance with accounting principles generally accepted in the United States of America and the Audit Committee has reviewed and discussed the audited consolidated financial statements with management and the independent registered public accounting firm. Based on the Audit Committee’s discussions with management and the independent registered public accounting firm and its review of the report of the independent registered public accounting firm to the Audit Committee, the Audit Committee recommended to the Board of Directors (and the Board of Directors has approved) that the audited consolidated financial statements be included in Scotts’ Annual Report on Form 10-K for the fiscal year ended September 30, 2004 to be filed with the SEC.

Submitted by the Audit Committee of the Board of Directors of Scotts:

Stephanie M. Shern, Chair
Gordon F. Brunner
John M. Sullivan

Fees of the Independent Registered Public Accounting Firm

     Audit Fees

      The aggregate audit fees billed by PricewaterhouseCoopers LLP for the 2004 fiscal year and the 2003 fiscal year were approximately $1,607,000 and $1,403,000, respectively. These amounts include fees for professional services rendered by PricewaterhouseCoopers LLP in connection with the audit of our consolidated financial statements and reviews of our unaudited consolidated interim financial statements, as well as fees related to consents and reports related to statutory audits.

     Audit-Related Fees

      The aggregate fees for audit-related services rendered by PricewaterhouseCoopers LLP for the 2004 fiscal year and the 2003 fiscal year were approximately $434,000 and $567,000, respectively. The fees under this category relate to internal control review projects, a comfort letter in connection with a Rule 144A debt offering, audits of employee benefit plans and due diligence related to acquisitions.

     Tax Fees

      The aggregate fees for tax services rendered by PricewaterhouseCoopers LLP for the 2004 fiscal year and the 2003 fiscal year were approximately $153,000 and $145,000, respectively. Tax fees relate to tax compliance and advisory services and assistance with tax audits.

     All Other Fees

      The aggregate fees for all other services rendered by PricewaterhouseCoopers LLP for the 2004 fiscal year and the 2003 fiscal year were approximately $0 and $89,000, respectively. These fees relate to general consulting services and projects related to corporate compliance.

      None of the services described under the headings “— Audit-Related Fees,” “— Tax Fees” or “— All Other Fees” above were approved by the Audit Committee pursuant to the waiver procedure set forth in 17 CFR 210.2-01(c)(7)(i)(C).

      The Audit Committee’s “Polices and Procedures Regarding Approval of Services Provided by the Independent Auditor” are set forth below.

THE SCOTTS COMPANY

THE AUDIT COMMITTEE
POLICIES AND PROCEDURES REGARDING
APPROVAL OF SERVICES PROVIDED BY THE INDEPENDENT AUDITOR

Purpose and Applicability

      We recognize the importance of maintaining the independent and objective viewpoint of our independent registered public accounting firm. We believe that maintaining independence, both in fact and in appearance, is a shared responsibility involving management, the Audit Committee and the independent registered public accounting firm.

      The Scotts Company (together with its consolidated subsidiaries, “Scotts”) recognizes that the independent registered public accounting firm possesses a unique knowledge of Scotts and, as a worldwide firm, can provide necessary and valuable services to Scotts in addition to the annual audit. Consequently, this policy sets forth policies, guidelines and procedures to be followed by Scotts when retaining the independent registered public accounting firm to perform audit and nonaudit services.

Policy Statement

      All services provided by the independent registered public accounting firm, both audit and nonaudit, must be pre-approved by the Audit Committee or a designated member of the Audit Committee (“Designated Member”). Pre-approval may be of classes of permitted services, such as “audit services,” “merger and acquisition due diligence services” or similar broadly defined predictable or recurring services. Such classes of services could include the following illustrative examples:

•	Audits of Scotts’ financial statements required by law, the SEC, lenders, statutory requirements, regulators and others.

•	Consents, comfort letters, reviews of registration statements and similar services that incorporate or include financial statements of Scotts.

•	Employee benefit plan audits.

•	Tax compliance and related support for any tax returns filed by Scotts.

•	Tax planning and support.

•	Merger and acquisition due diligence services.

•	Internal control reviews.

      The Audit Committee may choose to establish fee thresholds for pre-approved services, for example: “merger and acquisition due diligence services with fees not to exceed $100,000 without additional pre-approval from the Audit Committee.”

      The Audit Committee may delegate to a Designated Member, who must be independent as defined under the rules and listing standards of NYSE, the authority to grant pre-approvals of permitted services, or classes of permitted services, to be provided by the independent registered public accounting firm. The decisions of a Designated Member to pre-approve a permitted service shall be reported to the Audit Committee at each of its regularly scheduled meetings.

      All fees (audit, audit-related, tax and other) paid to the independent registered public accounting firm will be disclosed in Scotts’ annual proxy statement in accordance with applicable SEC rules.

Prohibited Services

      The Company may not engage the independent registered public accounting firm to provide the nonaudit services described below.

1.	Bookkeeping or other services related to the accounting records or financial statements of Scotts. The independent registered public accounting firm cannot maintain or prepare Scotts’ accounting records, prepare Scotts’ financial statements that are filed with the SEC, or prepare or originate source data underlying Scotts’ financial statements, unless it is reasonable to conclude that the results of these services will not be subject to audit procedures during an audit of Scotts’ financial statements.

2.	Financial information systems design and implementation. The independent registered public accounting firm cannot directly or indirectly operate, or supervise the operation of, the Company’s information system, manage the Scotts’ local area network, or design or implement a hardware or software system that aggregates source data underlying Scotts’ financial statements or generates information that is significant to Scotts’ financial statements or other financial information systems taken as a whole, unless it is reasonable to conclude that the results of these services will not be subject to audit procedures during an audit of Scotts’ financial statements.

3.	Appraisal or valuation services, fairness opinions or contribution-in-kind reports. The independent registered public accounting firm cannot provide any appraisal service, valuation service, or any service involving a fairness opinion or contribution-in-kind report for Scotts, unless it is reasonable to conclude that the results of these services will not be subject to audit procedures during an audit of Scotts’ financial statements.

4.	Actuarial services. The independent registered public accounting firm cannot provide any actuarially-oriented advisory services involving the determination of amounts recorded in the financial statements and related accounts for Scotts other than assisting Scotts in understanding the methods, models, assumptions and inputs used in computing an amount, unless it is reasonable to conclude that the results of these services will not be subject to audit procedures during an audit of Scotts’ financial statements.

5.	Internal audit outsourcing services. The independent registered public accounting firm cannot provide any internal audit service to Scotts that relates to Scotts’ internal accounting records, financial systems, or financial statements, unless it is reasonable to conclude that the results of these services will not be subject to audit procedures during an audit of Scotts’ financial statements.

6.	Management functions. Neither the independent registered public accounting firm, nor any of its partners or employees, can act, temporarily or permanently, as a director, officer or employee of Scotts, or perform any decision-making, supervisory or ongoing monitoring function for Scotts.

7.	Human resources. The independent registered public accounting firm cannot (A) search for or seek out prospective candidates for Scotts managerial, executive or director positions; (B) engage in psychological testing, or other formal testing or evaluation programs for Scotts; (C) undertake reference checks of prospective candidates for executive or director positions with Scotts; (D) act as a negotiator on Scotts’ behalf, such as determining position, status or title, compensation, fringe benefits, or other conditions of employment; or (E) recommend or advise Scotts to hire a specific candidate for a specific job (except that the independent registered public accounting firm may, upon request by Scotts, interview candidates and advise Scotts on the candidate’s competence for financial accounting, administrative or control positions).

8.	Broker-dealer, investment adviser, or investment banking services. The independent registered public accounting firm cannot act as a broker-dealer, promoter, or underwriter on behalf of Scotts, make investment decisions on behalf of Scotts or otherwise have discretionary authority over Scotts’ investments, execute a transaction to buy or sell a Scotts’ investment, or have custody of assets of Scotts, such as taking temporary possession of securities purchased by Scotts.

9.	Legal Services. The independent registered public accounting firm cannot provide any service to Scotts that, under the circumstances in which the service is provided, could be provided only by someone licensed, admitted or otherwise qualified to practice law in the jurisdiction in which the service is provided.

10.	Expert services unrelated to the audit. The independent registered public accounting firm cannot provide an expert opinion or other expert service for Scotts, or Scotts’ legal representative, for the purpose of advocating Scotts’ interests in litigation or in a regulatory or administrative proceeding or investigation. In any litigation or administrative proceeding or investigation, the independent registered public accounting firm may provide factual accounts, including in testimony, of work performed or explain the positions taken or conclusions reached during the performance of any service provided by the independent registered public accounting firm to Scotts.

      Non-prohibited services shall be deemed permitted services and may be provided to the Company with the pre-approval of a Designated Member or the full Audit Committee, as described herein.

Audit Committee Review of Services

      At each regularly scheduled Audit Committee meeting, the Audit Committee shall review the following:

•	A report summarizing the services, or grouping of related services, provided by the independent registered public accounting firm to Scotts and associated fees.

•	A listing of newly pre-approved services since the Audit Committee’s last regularly scheduled meeting.

•	An updated projection for the current fiscal year, presented in a manner consistent with required proxy disclosure requirements, of the estimated annual fees to be paid to the independent registered public accounting firm.

PROPOSAL NUMBER 2

APPROVAL OF EMPLOYEE STOCK PURCHASE PLAN

      Proposal to approve a new Employee Stock Purchase Plan covering up to 500,000 common shares and description of the Plan.

PROPOSAL NUMBER 3

APPROVAL OF RESTRUCTURING MERGER

Summary

      The Scotts Company, an Ohio corporation, is the combination of two of the most innovative companies in the consumer lawn and garden market: O.M. Scott & Sons, which traces its heritage back to a company founded by O.M. Scott in Marysville, Ohio in 1868, and Stern’s Miracle-Gro Products, Inc., which traces its heritage back to a company formed on Long Island by Horace Hagedorn and his partner in 1951. In the mid 1900’s, Scotts had become widely known for innovation in the development of quality lawn fertilizers and grass seeds that led to the creation of a new industry — consumer lawn care. Today, we believe the Scotts®, Turf Builder®, Miracle-Gro® and Ortho® brands are among the most widely recognized brands in the U.S. consumer lawn and garden care industry. We are also Monsanto’s exclusive agent for the marketing and distribution of consumer Roundup® non-selective herbicide within the United States and other contractually specified countries.

      In fiscal 1995, through a stock for stock acquisition, Scotts and Miracle-Gro joined forces in what became the start of several acquisitions of other leading brands in the lawn and garden industry in North America and Europe. In fiscal 1999, we acquired the Ortho® brand and exclusive rights to market the consumer Roundup® brand, thereby adding industry-leading pesticides and herbicides to our controls portfolio. In the late 1990’s, we completed several acquisitions in Europe which gave us well-known brands in France, Germany and the United Kingdom. We have also rapidly expanded into the lawn care service industry through our Scotts LawnService® business.

      We believe that our market leadership in the lawn and garden category is driven by our widely-recognized brands, consumer-focused marketing, superior product performance, supply chain competency, highly knowledgeable field sales and merchandising organization, and the strength of our relationships with major retailers in our product categories.

      All references in this Proxy Statement/ Prospectus to “we,” “us,” “our,” or the “Company” are to The Scotts Company and its subsidiaries, unless the context otherwise requires.

      Our principal executive offices are located at 14111 Scottslawn Road, Marysville, Ohio 43041, and our telephone number is (937) 644-0011.

      The Scotts Miracle-Gro Company. The Scotts Miracle-Gro Company is currently a wholly-owned subsidiary of Scotts and was incorporated in Ohio on November 22, 2004 for the purpose of implementing the proposed holding company restructuring. The Scotts Miracle-Gro Company is referred to in this Proxy Statement/ Prospectus as “Scotts Miracle-Gro.” Scotts Miracle-Gro has not conducted any business activities since its formation and does not own any assets other than the outstanding membership interests of The Scotts Company LLC. Scotts Miracle-Gro’s principal executive offices are located at 14111 Scottslawn Road, Marysville, Ohio 43041, and its telephone number is (937) 644-0011.

      The Scotts Company LLC. The Scotts Company LLC is currently a wholly-owned subsidiary of Scotts Miracle-Gro and was formed as an Ohio limited liability company on                     , 2004 for the sole purpose of merging with Scotts in the proposed holding company restructuring. The Scotts Company LLC has not conducted any business activities since its formation and does not own any assets. The Scotts Company LLC’s principal executive offices are located at 14111 Scottslawn Road, Marysville, Ohio 43041, and its telephone number is (937) 644-0011.

The Proposed Holding Company Restructuring (page      )

      Scotts’ Board of Directors has approved, and is recommending that the shareholders approve, a restructuring of Scotts’ corporate structure into a holding company structure. This will be accomplished by merging Scotts into a newly-created, wholly-owned, second-tier limited liability company subsidiary, The Scotts Company LLC (the “Restructuring Merger”). In connection with this Restructuring Merger, you will receive one common share of Scotts Miracle-Gro, a newly created holding company, for each Scotts common share. The newly-created holding company is an Ohio corporation and will be a public corporation, as successor to Scotts. After the Restructuring Merger is completed, The Scotts Company LLC will be the successor to Scotts and will be a direct, wholly-owned subsidiary of Scotts Miracle-Gro.

      The following charts show (1) our current corporate structure and (2) the proposed corporate holding company structure following the completion of the holding company restructuring:

     Current Structure

[Chart setting forth diagram of existing Scotts corporate structure]

     Proposed Holding Company Structure

[Chart setting forth diagram of Scotts Miracle-Gro structure following the Restructuring Merger]

Reasons for the Formation of a Holding Company (page      )

      We believe that the restructuring of Scotts’ corporate structure into a holding company structure will provide:

•	greater financial, managerial and organizational flexibility and increase our operational and administrative efficiency;

•	a better framework for future acquisitions or dispositions;

•	greater protection to the ultimate parent entity and its shareholders by separating new acquisitions from existing operations and by having the ability to more closely associate the operations of our different business units with the actual and potential liabilities incurred by such business units and isolating such liabilities to the business unit that incurs them; and

•	a convenient mechanism to change the name of the parent company from “The Scotts Company” to “The Scotts Miracle-Gro Company.”

Recommendation of Our Board of Directors (page      )

      Your Board of Directors unanimously recommends that you vote FOR the Restructuring Merger including the adoption of the agreement and plan of merger.

Shareholders Entitled to Vote; Vote Required (page      )

      You are entitled to vote at the Annual Meeting if you owned Scotts common shares at the close of business on December 1, 2004, the record date for the Annual Meeting.

      The affirmative vote of the holders of two-thirds of all outstanding Scotts common shares is required to approve the holding company Restructuring Merger and to adopt the agreement and plan of merger.

Dissenters’ Rights (page      )

      Scotts’ shareholders are entitled to exercise dissenters’ rights in connection with the restructuring merger pursuant to Section 1701.85 of the Ohio Revised Code. A copy of Section 1701.85 is attached as Annex C to this Proxy Statement/ Prospectus. A summary of the dissenters’ rights of shareholders, and of the procedural steps that must be taken by shareholders who wish to perfect their dissenters’ rights, is set forth in this Proxy Statement/ Prospectus. See “The Restructuring — Rights of Dissenting Shareholders.”

Material U.S. Federal Income Tax Consequences (page      )

      The creation of a holding company structure by merging Scotts into The Scotts Company LLC will constitute a reorganization for U.S. federal income tax purposes. In general, for federal income tax purposes, no gain or loss will be recognized by the holders of Scotts common shares who receive Scotts Miracle-Gro common shares, and no gain or loss will be recognized by Scotts or Scotts Miracle Gro, as a result of the holding company Restructuring Merger.

Accounting Treatment (page      )

      The Scotts Miracle-Gro Company is a newly created holding company, currently inactive, without material assets or liabilities or operating history. Therefore, financial statements of The Scotts Miracle-Gro Company are not presented in this document. It is anticipated that The Scotts Company will be merged into a newly created subsidiary structured as a limited liability company (The Scotts Company LLC). In conjunction with the merger, common shareholders in The Scotts Company will receive one common share of The Scotts Miracle-Gro Company for each common share of The Scotts Company. The consolidated financial statements of The Scotts Company are incorporated by reference into this document.

      The consolidated assets and liabilities of The Scotts Miracle-Gro Company and its subsidiaries (including The Scotts Company LLC) immediately after the merger will be the same as the consolidated assets and liabilities of The Scotts Company and its subsidiaries immediately before the merger. The merger will result in The Scotts Miracle-Gro Company becoming the owner of all of the outstanding membership interests of The Scotts Company LLC. This change in ownership will have no accounting effect on The Scotts Miracle-Gro Company, or The Scotts Company LLC, as successor to The Scotts Company.

Comparative Rights of Shareholders of Scotts and Scotts Miracle-Gro (page      )

      The rights of Scotts Miracle-Gro shareholders after completion of the Restructuring Merger will be the same as the rights of Scotts shareholders prior to the Restructuring Merger.

Certain Financial Information (page      )

      We have not included pro forma financial comparative information concerning Scotts that gives effect to the Restructuring Merger because, immediately following completion of the Restructuring Merger, the consolidated financial statements of Scotts Miracle-Gro will be the same as the financial statements of Scotts immediately prior to the Restructuring Merger.

Questions and Answers About the Restructuring Merger

Q:	What is the proposed transaction?

A:	We are proposing a restructuring of Scotts’ corporate structure into a holding company structure by merging Scotts into a newly-created, wholly-owned, second-tier limited liability company subsidiary. In connection with this Restructuring Merger, you will receive one common share of a newly-created holding company for each common share of Scotts. The newly-created holding company will be an Ohio corporation and will be a public corporation, as successor to Scotts. This new public corporation will be called “The Scotts Miracle-Gro Company” in recognition of our two most important brands — Scotts® and Miracle-Gro®, which we believe are the two strongest brands in the lawn and garden industry. After the Restructuring Merger is completed, The Scotts Company LLC will be the successor to Scotts and will be a direct, wholly-owned subsidiary of the new holding company, The Scotts Miracle-Gro Company.

Q:	Why has the Board of Directors proposed the formation of a holding company?

A:	We believe the holding company structure will provide us with greater financial, managerial and organizational flexibility and increase our operational and administrative efficiency, will provide a better framework for facilitating future acquisitions and dispositions and will afford greater protection for the holding company and each of our subsidiaries from the foreseen and unforeseen potential liabilities that arise in connection with the business operations of each distinct entity. The creation of the holding company structure through the Restructuring Merger also provides a convenient mechanism to change the name of the parent company from “The Scotts Company” to “The Scotts Miracle-Gro Company.”

Q:	If the restructuring is completed, what will happen to my Scotts common shares?

A:	Upon completion of the Restructuring Merger, you will receive one common share of the new holding company, The Scotts Miracle-Gro Company, for each Scotts common share that you currently own. You will become a shareholder of The Scotts Miracle-Gro Company and will have the same voting rights as you currently have as a shareholder of Scotts.

Q:	Will I have to turn in my Scotts common share certificates?

A:	No, you will not be required to exchange your Scotts common share certificates as a result of the Restructuring Merger. Your Scotts common shares will be converted automatically into common shares of The Scotts Miracle-Gro Company, and your Scotts common share certificates will represent the same number of common shares of The Scotts Miracle-Gro Company.

Q:	Will the proposed Restructuring Merger affect my federal income taxes?

A:	In general, the Restructuring Merger will be tax-free to shareholders who exchange their Scotts common shares for common shares of Scotts Miracle-Gro.

Q:	Who is entitled to vote at the Annual Meeting?

A:	Holders of record of Scotts common shares as of the close of business on December 1, 2004, are entitled to vote at the Annual Meeting. Each shareholder is entitled to one vote for each Scotts common share owned.

Q:	What vote of shareholders is required to adopt the agreement and plan of merger?

A:	The affirmative vote of the holders of two-thirds of all outstanding Scotts common shares is required to approve the Restructuring Merger and adopt the agreement and plan of merger.

Q:	Do I have dissenters’ rights?

A:	Yes. Under Section 1701.85 of the Ohio Revised Code, shareholders are entitled to exercise dissenters’ rights in connection with the Restructuring Merger. If you desire to perfect dissenters’ rights, you should read carefully the explanation of the steps you must take under “The Restructuring — Rights of Dissenting Shareholders.”

Q:	How does the Board of Directors recommend I vote?

A:	Your Board of Directors unanimously recommends that you vote FOR approval of the Restructuring Merger and adoption of the agreement and plan of merger.

Q:	How do I cast my vote?

A:	After carefully reviewing the information contained in this Proxy Statement/ Prospectus, you should vote your common shares by following the instructions contained in this Proxy Statement/ Prospectus and the enclosed proxy card. You may vote your common shares by completing, signing, dating and promptly returning the enclosed proxy card. Alternatively, if you hold common shares registered directly with Scotts’ transfer agent, National City Bank, you may transmit your voting instructions electronically via the Internet or by using the toll-free telephone number stated on the proxy card. If you hold common shares in “street name” with a broker/dealer, financial institution or other holder of record, you should review the information provided to you by such holder of record. This information will set forth the procedures to be followed in instructing the holder of record how to vote the “street name” common shares.

Q:	How do I change my vote?

A:	You may revoke your proxy at any time before your proxy is actually voted at the Annual Meeting. You may revoke your proxy by giving written notice of revocation to the Secretary of Scotts, by executing and returning to Scotts a later-dated proxy card, by voting in person at the Annual Meeting (but only if you are the registered holder), or by submitting later-dated electronic voting instructions through the Internet or by telephone. Attending the Annual Meeting will not, in itself, revoke a previously appointed proxy.

Q:	Do I need to attend the Annual Meeting in person?

A:	No. It is not necessary for you to attend the Annual Meeting to vote your common shares, although we invite you to attend.

Q:	If my common shares are held in “street name” by my broker, will my broker vote my common shares for me?

A:	Your broker will vote your common shares on the Restructuring Merger only if you provide your broker with instructions on how to vote. You may instruct your broker how to vote your common shares by following the procedures set forth in the information provided by your broker. If you fail to instruct your broker, your common shares will not be voted on the Restructuring Merger, which will have the same effect as voting against the Reorganization Merger.

Q:	Whom do I contact if I have questions about the Annual Meeting or the restructuring proposal?

A:	If you have any questions regarding the proposed Restructuring Merger after reading this Proxy Statement/ Prospectus, please contact Andrew B. Coogle, Vice President and Assistant General Counsel, of Scotts at (937) 644-0011.

The Restructuring

      This section provides a summary of the material terms of the agreement and plan of merger and the proposed Restructuring Merger. It may not contain all of the information that is important to you. The description of the material terms of the agreement and plan of merger provided below is qualified in its entirety by reference to the agreement and plan of merger, which is attached as Annex B and incorporated by reference into this Proxy Statement/ Prospectus. You should read the entire Proxy Statement/ Prospectus and the agreement and plan of merger carefully for a complete understanding of the proposed holding company restructuring.

General

      Under the Company’s existing corporate structure, the Company directly owns and operates substantially all of the assets used in connection with our North America consumer businesses, in which we manufacture and market products that provide fast, easy and effective assistance to homeowners who seek to nurture beautiful, weed and pest-free lawns, gardens and indoor plants. Products in the North America consumer business include Turf Builder®, Miracle-Gro®, Ortho® and Roundup® (for which we have certain exclusive marketing rights from Monsanto Company), as well as many growing media products.

      For the reasons described below, the Board has approved, and recommends that the shareholders approve, the restructuring of the Company’s corporate structure into a holding company structure through the restructuring merger. The Company, The Scotts Miracle-Gro Company, which is the proposed holding company, and The Scotts Company LLC, which is a limited liability company and the proposed surviving entity in the merger with the Company, have entered into an agreement and plan of merger. A copy of this agreement and plan of merger is attached to this proxy statement as Annex B and is incorporated in this Proxy Statement/ Prospectus by reference. The agreement and plan of merger, which is subject to the approval of our shareholders pursuant to this proposal, provides that:

•	Prior to the merger, all of the common shares of Scotts Miracle-Gro are owned by the Company. Therefore, Scotts Miracle-Gro is currently a wholly-owned subsidiary of the Company. All of the membership interests of The Scotts Company LLC are owned by Scotts Miracle-Gro, and The Scotts Company LLC is therefore currently a second-tier subsidiary of the Company.

•	Following approval of the agreement and plan of merger, and upon the effective date of the merger, each Scotts common share will be converted automatically into one common share of Scotts Miracle-Gro, which will be the public company successor to the Company. The New York Stock Exchange trading symbol will remain the same: NYSE:SMG. All of the common shares of Scotts Miracle-Gro held by the Company will be canceled in the merger.

•	After the merger, The Scotts Company LLC will be the successor to the Company and will be a direct, wholly-owned subsidiary of the new holding company, Scotts Miracle-Gro.

      The restructuring will not affect the Company’s management, corporate governance or capital stock structure. The Company’s directors and officers immediately prior to the merger will be the directors and officers of the new parent holding company. The articles of incorporation, code of regulations, committee charters, code of business conduct and ethics and corporate governance principles of Scotts Miracle-Gro will be substantially identical to those of the Company (other than the provisions regarding the name of the company). Scotts Miracle-Gro will be subject to the rules and regulations of the Securities Exchange Act of 1934, as the successor to the Company, and will be subject to the rules and regulations of the New York Stock Exchange. All of the Company’s equity compensation and other employee benefit plans will become obligations of the new holding company. Similarly, as set forth in greater detail below, the new parent holding company will become the primary obligor under the Company’s existing senior credit facility and will become the primary obligor on the Company’s 6.625% Senior Subordinated Notes due 2013; in each case, The Scotts Company LLC, as the successor to the Company, will become a guarantor of the new parent holding company’s obligations.

      Following the merger, the new parent holding company will have the ability to acquire new businesses at the first tier subsidiary level that will then be sister companies to The Scotts Company LLC. We currently are considering transferring for due consideration the ownership interests in Smith & Hawken Ltd., which were acquired by the Company on October 1, 2004, to the new parent holding company

In addition, following the merger, the new parent holding company will have the ability to separate or realign existing lines of business or existing subsidiaries. We have not yet determined what the ultimate corporate structure will be, but we believe that, at a minimum, The Scotts Company LLC will continue to act as the primary operating company for, and will hold the assets and attendant liabilities of, Scotts® lawn care products, such as Turf Builder®, and the Miracle-Gro® garden products. The manner and timing of separating any existing lines of business or realigning any existing subsidiaries will depend on a number of factors, including any requisite regulatory approvals and the business judgment of our Board of Directors and/or the merger of The Scotts Company LLC. Our shareholders will not be entitled to vote separately on the timing or manner of such a realignment of our businesses.

Reasons for the Formation of a Holding Company

      The primary purposes for creating a holding company structure are:

•	to provide us with greater financial, managerial and organizational flexibility and increase our operational and administrative efficiency;

•	to provide a better framework for future acquisitions or dispositions;

•	to protect the ultimate parent entity and its shareholders by separating new acquisitions from existing operations and by having the ability to more closely associate the operations of our different business units with the actual and potential liabilities incurred by such business units and isolating such liabilities to the business unit that incurs them; and

•	to provide a convenient mechanism to change the name of the parent company from “The Scotts Company” to “The Scotts Miracle-Gro Company.”

Financial, Managerial and Organizational Flexibility and Efficiency

      We currently operate with three reporting business segments: North America, which includes our Turf Builder®, Miracle-Gro®, Ortho®, growing media and Roundup® lines of business; Scotts LawnService® and International. By creating a holding company structure, we can more easily create and/or utilize separate subsidiaries to house newly acquired businesses or to realign our existing segments or lines of business. For example, currently nearly all of the assets of our Turf Builder®, Miracle-Gro® and Ortho® lines of business are housed within the Company. Following the merger and creation of the new holding company, we could separate the Ortho® line of business, which was acquired in 1999, into a separate subsidiary. We have not yet determined what the ultimate corporate structure will be, but we believe that, at a minimum, The Scotts Company LLC, as successor to the Company, will continue to act as the primary operating company for, and will hold the assets and attendant liabilities of, the Scotts® lawn care products, such as Turf Builder®, and Miracle-Gro® garden products.

      A holding company structure should also broaden the financing alternatives available to the parent company without any impact on our capital structure or creditworthiness. Following the creation of the holding company, subject to our senior and subordinated credit facilities, we can elect whether to raise capital on an enterprise-wide basis or to cause one or more subsidiaries to separately raise capital. Similarly, the holding company structure expands the intercompany financing alternatives available to us and could provide the framework to potentially realize income tax savings in the future.

Framework for Future Acquisitions or Dispositions

      We are continually looking for and analyzing potential business opportunities to acquire new businesses, whether such businesses are in our existing lines of business, in related lines of business or in new lines of business. From time to time, we have also disposed of a line of business or a portion thereof. We believe that the holding company structure provides a better framework to capitalize on acquisition opportunities than our existing corporate structure. Following the creation of the parent holding company, if we desire to make an acquisition, we can easily integrate such acquisition into the holding company structure by creating a wholly-owned subsidiary to pursue and develop the business opportunity. In addition, as described below, we believe that the holding company structure should allow us to isolate the potential risks and liabilities that may arise in connection with making an acquisition and operating the new business. Dispositions would also be facilitated by allowing us to dispose of the applicable assets through either an asset sale, a stock sale or a merger. Currently, an asset sale is the only practical method to dispose of most of our lines of business or portions thereof.

Protection from Liabilities

      Following the creation of the holding company structure, we will have the ability to utilize a new subsidiary to carry on one or more of our different existing or future lines of business or business segments. As a holding company, Scotts Miracle-Gro will, directly or indirectly, own all of outstanding capital stock, membership interests, limited partnership or similar interests of each operating subsidiary, but will not conduct any business operations on its own. Similarly, each subsidiary will be a distinct entity. Provided that the holding company and its subsidiaries observe the appropriate corporate, limited liability company or limited partnership formalities applicable to such entity, we believe that the holding company and its operating subsidiaries should not be liable for each other’s acts and debts. Thus, to the extent that we separate a line of business or business segment into a distinct subsidiary, we believe that the holding company structure affords the public parent holding company and each of its subsidiaries better protection from the foreseen and unforeseen potential liabilities that arise in the connection with the business operations of each distinct entity (including any entities holding the assets of a new line of business that we may acquire in the future). To the extent that we are able to so align such potential liabilities with the operating assets that incur them, we believe that we would be better protecting the investment of our public shareholders.

Name Change

      In connection with the creation of a holding company, we are taking the opportunity to change the name of our company from “The Scotts Company” to “The Scotts Miracle-Gro Company.” The Company represents the combination of two of the most innovative companies in the consumer lawn and garden market: O.M. Scott & Sons, which traces its heritage back to a company founded by O.M. Scott in Marysville, Ohio in 1868, and Stern’s Miracle-Gro Products, Inc., which traces its heritage back to a company formed on Long Island by Horace Hagedorn and his partner in 1951. Scotts and Miracle-Gro joined forces in 1995 in a stock for stock acquisition, which combined the two brands — Scotts® and Miracle-Gro® — that we believe are the two strongest brands in the law and garden industry. Changing our name to “The Scotts Miracle-Gro Company” recognizes the importance of both of these brands to our success. It also distinguishes us from other public companies whose names include the word “Scotts.” Our trading symbol on the New York Stock Exchange is already “SMG” and will not change following the merger.

Treatment of Our Senior and Subordinated Credit Facilities

      Our amended and restated senior secured credit agreement, entered into on October 22, 2003, as amended, which governs our $700.0 million revolving loan facility and our $400.0 million term loan facility, contains a provision specifically permitting us to consummate the holding company restructuring. The indenture governing our 6.625% senior subordinated notes due 2013, entered into on October 8, 2003, also specifically permits us to consummate the holding company restructuring.

      Assuming that the restructuring merger implementing the holding company structure is completed, as permitted under our amended and restated senior secured credit agreement and the indenture governing our 6.625% senior subordinated notes due 2013, we intend to transfer the Company’s obligations under each agreement to Scotts Miracle-Gro, the new holding company. The Scotts Company LLC, as successor to the Company by merger, will then become a subsidiary guarantor of the new holding company’s obligations under both our amended and restated senior secured credit facility and the indenture governing the 6.625% senior subordinated notes due 2013, and we will enter into appropriate documentation with the agent banks under the amended and restated senior secured credit agreement and the trustee under the indenture to such effect.

Treatment of Our Benefit Plans

      After the effective date of the merger implementing the holding company structure, the benefit plans that currently issue common shares of the Company will issue common shares of the holding company instead. You are not being asked to approve the substitution of common shares of Scotts Miracle-Gro for common shares of the Company, any changes to the benefit plans necessary to substitute common shares of the holding company or any other aspect of the benefit plans.

Material U.S. Federal Income Tax Consequences

      This summary does not discuss all tax considerations that may be relevant to holders of Scotts common shares in light of their particular circumstances, nor does it address the consequences to holders of Scotts common shares subject to special treatment under the U.S. federal income tax laws, such as tax-exempt entities, non-resident alien individuals, foreign entities, foreign trusts and estates and beneficiaries thereof, persons who acquired Scotts common shares pursuant to the exercise of employee shares options or otherwise as compensation, insurance companies, and dealers in securities. In addition, this summary does not address the U.S. federal income tax consequences to owners of Scotts common shares who do not hold such common shares as a capital asset. Finally, this summary does not address any state, local, or foreign tax consequences.

      The Restructuring Merger and the related common share exchange will constitute a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and will result in the following U.S. federal income tax consequences to holders of Scotts common shares:

Exchanging shareholders

•	No gain or loss will be recognized for U.S. federal income tax purposes by holders of Scotts common shares exchanging such shares solely for common shares of Scotts Miracle-Gro.

•	The aggregate tax basis of the Scotts Miracle-Gro common shares received by a holder of Scotts common shares will be the same as the aggregate tax basis of the Scotts common shares surrendered by the holder of Scotts common shares.

•	The holding period of the Scotts Miracle-Gro common shares received by a holder of Scotts common shares will include the period during which the holder held the Scotts common shares.

Dissenting Shareholders

•	A holder of Scotts common shares who exercises dissenters’ rights will be paid cash with respect to all of his Scotts common shares and, generally, will recognize capital gain or loss measured by the difference between the amount of cash received and the adjusted tax basis of his redeemed Scotts common shares. Such capital gain or loss will be long-term capital gain or loss if the Scotts common shares exchanged by such dissenting shareholder have been held for more than one year as of the effective date of the transaction.

•	Notwithstanding the foregoing, the amount of cash received in certain instances may be treated as dividend income under the rules of Code Sections 302 and 318. Holders of Scotts common shares who dissent from the creation of the holding company structure and are paid cash for their Scotts common shares are urged to consult their own tax advisors regarding the potential application of these rules.

Tax Consequences to Scotts and Scotts Miracle-Gro

      Neither Scotts nor Scotts Miracle-Gro will recognize any gain or loss as a result of the Restructuring Merger or the related common share exchange.

      Both Scotts and Scotts Miracle-Gro intend to treat the Restructuring Merger and the related common share exchange as a reorganization under Code Section 368(a)(1)(F). Nevertheless, there is a possibility that, if the transaction is effected and more than 1% of the holders of Scotts common shares exercise dissenters’ rights, the Internal Revenue Service could take the position that the transaction is a reorganization under Code Section 368(a)(1)(A) or 368(a)(1)(D) but not under Code Section 368(a)(1)(F).

      If the Internal Revenue Service were to successfully assert that the Restructuring Merger and the related common share exchange must be treated as a reorganization under Code Section 368(a)(1)(A) or 368(a)(1)(D), the U.S. federal income tax consequences to holders of Scotts common shares, as outlined above, would not be altered, and neither Scotts nor Scotts Miracle-Gro would recognize any gain or loss as a result of the transactions. However, Scotts Miracle-Gro would be required to obtain a new federal employer identification number; Scotts’ taxable year would terminate on the effective date of the Restructuring Merger; and Scotts Miracle-Gro would not be able to carry back any net operating losses it may have in years subsequent to the transaction to offset taxable income of Scotts earned in a year prior to the transaction.

      In general, a corporation can carry back net operating losses to offset taxable income earned in the two years preceding the loss and carry such losses forward to offset taxable income in the twenty years following the loss. If Scotts Miracle-Gro were unable to offset pre-transaction-year taxable income of Scotts with net operating losses incurred in the two years following the transaction, there could be an increase in the combined net tax liability of the Scotts and Scotts Miracle-Gro for the period beginning two years prior to the transaction and ending two years after the transaction.

Tax Opinion

      Scotts has received an opinion from Vorys, Sater, Seymour and Pease LLP, as tax counsel to Scotts, that the Restructuring Merger and the related common share exchange will constitute a reorganization under Section 368(a) of the Code. Opinions of counsel are not binding on the Internal Revenue Service, and no ruling has been or will be obtained from the Internal Revenue Service in connection with these transactions.

Accounting Treatment

      The Scotts Miracle-Gro Company is a newly created holding company, currently inactive, without material assets or liabilities or operating history. Therefore, financial statements of The Scotts Miracle-Gro Company are not presented in this document. It is anticipated that The Scotts Company will be merged into a newly created subsidiary structured as a limited liability company (The Scotts Company LLC). In conjunction with the merger, common shareholders in The Scotts Company will receive one common share of The Scotts Miracle-Gro Company for each common share of The Scotts Company. The consolidated financial statements of The Scotts Company are incorporated by reference into this document.

      The consolidated assets and liabilities of The Scotts Miracle-Gro Company and its subsidiaries (including The Scotts Company LLC) immediately after the merger will be the same as the consolidated assets and liabilities of The Scotts Company and its subsidiaries immediately before the merger. The merger will result in The Scotts Miracle-Gro Company becoming the owner of all of the outstanding membership interests of The Scotts Company LLC. This change in ownership will have no accounting effect on The Scotts Miracle-Gro Company, or The Scotts Company LLC, as successor to The Scotts Company.

Rights of Dissenting Shareholders

      Under Section 1701.85 of the Ohio Revised Code, the Company’s shareholders are entitled to exercise dissenters’ rights in connection with the restructuring proposal. The following summary is a description of the steps you must take if you desire to perfect dissenters’ rights. The summary is not intended to be complete and is qualified in its entirety by reference to Section 1701.85, a copy of which is attached as Annex C to this Proxy Statement/Prospectus. We recommend that you consult with your own counsel if you have questions with respect to your rights under Section 1701.85.

      “Dissenters’ rights” is your right to dissent from the restructuring proposal and have the “fair cash value” of your common shares determined by court and paid in cash. The “fair cash value” of a common share is the amount that a willing seller who is under no compulsion to sell would be willing to accept and that a willing buyer who is under no compulsion to purchase would be willing to pay. The “fair cash value” is determined as of the day prior to the day on which the shareholder vote to approve the restructuring proposal is taken. When determining the “fair cash value,” any appreciation or depreciation in market value resulting from the restructuring proposal is excluded. In no event can “fair cash value” of a common share exceed the amount specified in the demand of the particular shareholder discussed below.

      To perfect your dissenters’ rights, you must satisfy each of the following conditions:

•	You must be the record holder of the dissenting shares at the close of business on December 1, 2004, the record date for this Annual Meeting. If you have a beneficial interest in common shares held of record in the name of any other person for which you desire to perfect dissenters’ rights, you must cause the holder of record to timely and properly act to perfect such rights;

•	You must not vote in favor of approval of the restructuring proposal. You waive dissenters’ rights if you vote for approval of the restructuring proposal;

•	On or before the tenth day following the shareholder vote approving the restructuring proposal, you must serve a written demand on the Company for the “fair cash value” of the dissenting shares. The Company will not notify you of the date of such tenth day. The written demand must specify your name and address, the number of common shares as to which relief is sought and the amount that you claim as the “fair cash value” of the common shares for which you are exercising dissenters’ rights;

•	If requested by the Company, you must submit to the Company your certificates for the dissenting shares within 15 days after the date the Company sends such request. The Company will then endorse the certificates with a legend that demand for “fair cash value” has been made; and

•	If you and the Company cannot agree on the “fair cash value” of your dissenting shares, either you or the Company must, within three months after service of your written demand, file or join in a petition in the Court of Common Pleas of Union County, Ohio, for a determination of the “fair cash value” of the dissenting shares.

      If you dissent from the restructuring proposal, your right to be paid the “fair cash value” of your common shares will terminate if:

•	for any reason, the merger effecting the holding company structure is not completed;

•	you fail to serve a timely and appropriate written demand on the Company;

•	you do not, upon request of the Company, make timely and appropriate surrender of the certificates evidencing your dissenting shares for endorsement of a legend that demand for the “fair cash value” of such common shares has been made;

•	you withdraw your demand with the consent of the Board of the Company;

•	you and the company have not agreed upon the “fair cash value” of your dissenting shares and neither you nor the Company has timely filed or joined in an appropriate petition in the court of Common Pleas of Union County, Ohio; or

•	you otherwise fail to comply with the requirements of Section 1701.85.

Termination of Agreement and Plan of Merger

      The Board of Directors has the right under the agreement and plan of merger to terminate the agreement and plan of merger and abandon the holding company restructuring at any time before or after the Annual Meeting, whether or not the shareholders have adopted the agreement and plan of merger and approved the holding company restructuring by the requisite vote, if such action is deemed to be in the best interests of the Company and its shareholders.

INFORMATION RELATING TO SCOTTS

      The Scotts Company, an Ohio corporation, traces its heritage back to a company founded by O.M. Scott in Marysville, Ohio in 1868. In the mid 1900’s, we became widely known for the development of quality lawn fertilizers and grass seeds that led to the creation of a new industry — consumer lawn care. Today, the Scotts® Turf Builder®, Miracle-Gro®, Ortho® and Roundup® brands make us the most widely recognized company in lawn care in the United States.

      Additional information about Scotts is contained in the Company’s Annual Report on Form 10-K for the 2004 fiscal year, and other documents that are not being delivered with this Proxy Statement/ Prospectus. For information about how you can obtain these other documents, see “WHERE YOU CAN FIND MORE INFORMATION.”

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This Proxy Statement/ Prospectus contains forward-looking statements that involve risks and uncertainties. You may find these statements under the section entitled “Summary,” in Annexes to this Proxy Statement/ Prospectus, in the documents incorporated by reference in this Proxy Statement/ Prospectus or by the use of forward-looking terminology such as “believe,” “expect,” “anticipate,” “estimate,” “plan,” “project,” “may,” “will” or other similar words. We have based these forward-looking statements on our own information and on information from other sources that we believe are reliable. Our actual results may differ materially from those expressed or implied by these forward-looking statements as a result of the factors noted throughout, or incorporated into, this Proxy Statement/ Prospectus including, but not limited to:

•	adverse weather conditions could adversely affect our sales and financial results;

•	our historical seasonality could impair our ability to pay obligations as they come due and operating expenses;

•	our substantial indebtedness could adversely affect our financial health;

•	public perceptions regarding the safety of our products could adversely affect us;

•	the nature of certain of our products and our business success contribute to the risk that we will be subject to lawsuits;

•	the loss of one or more of our top customers could adversely affect our financial results because of the concentration of our sales to a small number of retail customers;

•	the highly competitive nature of our markets could adversely affect our ability to grow or maintain revenues;

•	if Monsanto Technology LLC terminated the Marketing Agreement for Roundup® products without being required to pay any termination fee, we would lose a substantial source of future earnings;

•	the Hagedorn Partnership, L.P. beneficially owns approximately 33% of our outstanding common shares on a fully-diluted basis and has sufficient voting power to significantly influence actions requiring the approval of our shareholders;

•	compliance with environmental and other public health regulations could increase our cost of doing business; and

•	our significant international operations make us more susceptible to fluctuations in currency exchange rates and to the costs of international regulation.

      In light of the uncertainties relating to these factors and other factors noted throughout or incorporated by reference into this proxy statement/ prospectus, you should not place undue reliance on our forward-looking statements.

DESCRIPTION OF CAPITAL STOCK OF THE SCOTTS MIRACLE-GRO COMPANY;

COMPARATIVE RIGHTS OF SCOTTS SHAREHOLDERS AND SCOTTS MIRACLE-GRO SHAREHOLDERS

      In connection with the restructuring merger, holders of Scotts common shares will receive one common share of Scotts Miracle-Gro, as successor to the Company. Scotts Miracle-Gro will be a public corporation, and the New York Stock Exchange trading symbol will remain the same: NYSE:SMG. The rights of Scotts Miracle-Gro shareholders after completion of the merger will be the same as the rights of shareholders of the Company prior to the merger. The articles of incorporation, code of regulations, committee charters, code of business conduct and ethics and corporate governance principles of Scotts Miracle-Gro will be substantially identical to those of the Company (other than the provisions regarding the name of the company and those provisions regarding a previously converted class of preferred stock, which provisions have been eliminated).

      The following describes the material features and rights of the capital stock of Scotts Miracle-Gro. This summary does not purport to be exhaustive and is qualified in its entirety by reference to applicable Ohio law and the forms of Scotts Miracle-Gro’s amended articles of incorporation and code of regulations, which are attached to this Proxy Statement/ Prospectus as Annex D and Annex E, respectively, and incorporated by reference into this Proxy Statement/ Prospectus.

Generally

      The authorized capital stock of Scotts Miracle-Gro consists of 100,000,000 common shares, without par value, and 195,000 preferred shares, without par value. As of December      , 2004, there were 100 common shares of Scotts Miracle-Gro issued and outstanding, all of which were owned by the Company, and no preferred shares were issued and outstanding. The Scotts Miracle-Gro common shares into which Scotts common shares will be converted upon the completion of the restructuring merger will be all of the Scotts Miracle-Gro common shares issued and outstanding after the restructuring merger. No Scotts Miracle-Gro preferred shares will be issued and outstanding.

Common Shares

      Holders of Scotts Miracle-Gro common shares are entitled to:

•	one vote for each share held;

•	receive dividends when and if declared by the board of directors from funds legally available therefor, subject to restrictions contained in our long-term indebtedness; and

•	share ratably in our net assets, legally available to our shareholders in the event of our liquidation, dissolution or winding up, after payment in full of all amounts required to be paid to creditors or provision for such payment.

      Holders of Scotts Miracle-Gro common shares have no preemptive, subscription, redemption, conversion or cumulative voting rights. Scotts Miracle-Gro outstanding common shares are, and the shares that may be issued upon conversion will be, when issued, fully paid and nonassessable.

      Following the completion of the restructuring merger, the common shares of Scotts Miracle-Gro will be listed on the New York Stock Exchange under the symbol “SMG.”

Preferred Shares

      The Scotts Miracle-Gro board of directors is authorized, without further shareholder action, to issue from time to time one or more series of preferred shares and to fix or change the rights, preferences and limitations of each series, including dividend and distribution rights, liquidation rights, voting rights, conversion rights, preferences and price.

Anti-Takeover Effects of Articles of Incorporation, Code of Regulations and the Ohio General Corporation Law

      There are provisions in the articles of incorporation and code of regulations of Scotts Miracle-Gro, and the Ohio Revised Code, that could discourage potential takeover attempts and make attempts by shareholders to change management more difficult. These provisions could adversely affect the market price of Scotts-Miracle-Gro shares.

      Classified Board of Directors. The Scotts Miracle-Gro board of directors is divided into three classes, with three-year staggered terms. This classification system increases the difficulty of replacing a majority of the directors at any one time and may tend to discourage a third-party from making a tender offer or otherwise attempting to gain control of the company. It also may maintain the incumbency of the board of directors. Under a recent revision to the Ohio General Corporation Law, shareholders may not remove any directors on a classified board of directors without cause.

      Limited Shareholder Action by Written Consent. The Ohio General Corporation Law requires that an action by written consent of the shareholders in lieu of a meeting be unanimous, except that the code of regulations may be amended by an action by written consent of holders of shares entitling them to exercise two-thirds of the voting power of the corporation or, if the articles of incorporation or code of regulations otherwise provide, such greater or lesser amount, but not less than a majority. This provision may have the effect of delaying, deferring or preventing a tender offer or takeover attempt that a shareholder might consider to be in its best interest.

      Control Share Acquisition Act. The Ohio General Corporation Law provides that certain notice and informational filings, and special shareholder meeting and voting procedures, must occur prior to any person’s acquisition of an issuer’s shares that would entitle the acquirer to exercise or direct the voting power of the issuer in the election of directors within any of the following ranges:

•	one-fifth or more but less than one-third of such voting power;

•	one-third or more but less than a majority of such voting power;

•	a majority or more of such voting power.

      The Control Share Acquisition Act does not apply to a corporation if its articles of incorporation or code of regulations so provide. Scotts Miracle-Gro has not opted out of the application of the Control Share Acquisition Act.

      Merger Moratorium Statute. Chapter 1704 of the Ohio Revised Code generally addresses a wide range of business combinations and other transactions (including mergers, consolidations, asset sales, loans, disproportionate distributions of property and disproportionate issuances or transfers of shares or rights to acquire shares) between an Ohio corporation and an “Interested Shareholder” who, alone or with others, may exercise or direct the exercise of at least 10% of the voting power of the corporation. The Merger Moratorium Statute prohibits such transactions between the corporation and the Interested Shareholder for a period of three years after a person becomes an Interested Shareholder, unless, prior to such date, the directors approved either the business combination or other transaction or approved the acquisition that caused the person to become an Interested Shareholder.

      Following the three-year moratorium period, the corporation may engage in the covered transaction with the Interested Shareholder only if:

•	the transaction receives the approval of the holders of two-thirds of all the voting shares and the approval of the holders of a majority of the voting shares held by persons other than an Interested Shareholder; or

•	the remaining shareholders receive an amount for their shares equal to the higher of the highest amount paid in the past by the Interested Shareholder for the corporation’s shares or the amount that would be due to the shareholders if the corporation were to dissolve.

      The Merger Moratorium Statute does not apply to a corporation if its articles of incorporation or code of regulations so provide. Scotts Miracle-Gro has not opted out of the application of the Merger Moratorium Statute.

LEGAL MATTERS

      Vorys, Sater, Seymour and Pease LLP, Columbus, Ohio, will pass upon the validity of the common shares of The Scotts Miracle-Gro Company to be issued in the merger and certain tax consequences of the transaction.

EXPERTS

      The consolidated financial statements incorporated in this Proxy Statement/Prospectus by reference to the Annual Report on Form 10-K of The Scotts Company for the 2004 fiscal year have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      As noted above PricewaterhouseCoopers LLP served as the Company’s independent registered public accounting firm for the 2004 fiscal year, and in that capacity, rendered a report on the Company’s consolidated financial statements as of and for the fiscal year ended September 30, 2004. PricewaterhouseCoopers LLP, an independent registered public accounting firm, has served as the Company’s independent auditors since 1986. The Audit Committee will make its selection of the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2005 later in the year.

      A representative of PricewaterhouseCoopers LLP is expected to be present at the Annual Meeting to respond to appropriate questions and to make such statements as he/she may desire.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Paul Hagedorn, who, along with his brother, James Hagedorn, and his sister, Katherine Hagedorn Littlefield, is a general partner of the Hagedorn Partnership, is employed by the Company as a graphics design specialist. During the 2004 fiscal year, Paul Hagedorn received salary and bonus totaling $124,926 and employment benefits and reimbursement for travel expenses consistent with those offered to other associates of the Company.

      James Hagedorn is the President and Treasurer and owns 96.2% of the shares of Hagedorn Aviation Inc., a company which owns the aircraft used for certain business travel by James Hagedorn and, on occasion, certain other members of senior management of the Company. His father, Horace Hagedorn, is the Vice President of Hagedorn Aviation Inc. and owns the remaining 3.8% equity interest. The Company pays charges by Hagedorn Aviation Inc. for flight time at the rate of $150 per hour of flight. The charges cover the cost to operate and maintain the aircraft. During the 2004 fiscal year, the Company paid a total of approximately $12,800 to Hagedorn Aviation Inc. for such service, which constituted more than five percent of Hagedorn Aviation Inc.’s consolidated gross revenues for its last full fiscal year.

      The Company subleases a portion of a building to the Hagedorn Partnership at a rent of $1,437 per month plus payment for communication services. The Hagedorn Partnership provides personnel, equipment and supplies to support the Company’s activities at that office. Under these arrangements, during the 2004 fiscal year, the Company paid $83,104 to the Hagedorn Partnership and was paid $49,536.

SHAREHOLDER PROPOSALS FOR 2006 ANNUAL MEETING

      Proposals of shareholders intended to be presented at the 2006 Annual Meeting of Shareholders must be received by the Secretary of the Company no later than August      , 2005, to be eligible for inclusion in the Company’s proxy, notice of meeting and proxy statement relating to that meeting. Upon receipt of a shareholder proposal, the Company will determine whether or not to include the proposal in the proxy materials in accordance with applicable SEC Rules.

      The SEC has promulgated rules relating to the exercise of discretionary voting authority pursuant to proxies solicited by the Board of Directors. If a shareholder intends to present a proposal at the 2006 Annual Meeting of Shareholders and does not notify the Secretary of the Company of the proposal by October      , 2005, the proxies solicited by the Board of Directors for use at the 2006 Annual Meeting may be voted on the proposal, without discussion of the proposal in the Company’s proxy statement for that Annual Meeting.

      In each case, written notice must be given to the Company’s Secretary, at the following address:
The Scotts Company, 14111 Scottslawn Road, Marysville, Ohio 43041, Attn: Secretary.

ANNUAL REPORT ON FORM 10-K

      Audited consolidated financial statements for Scotts and its subsidiaries for the 2004 fiscal year are included in Scotts’ 2004 Annual Report which is being delivered with this Proxy Statement/Prospectus. Additional copies of Scotts’ 2004 Annual Report and Scotts’ Annual Report on Form 10-K for the 2004 fiscal year (excluding exhibits, unless such exhibits have been specifically incorporated by reference therein) may be obtained, without charge, from Scotts’ Investor Relations Department at 14111 Scottslawn Road, Marysville, Ohio 43041. The Form 10-K is also on file with the SEC, Washington, D.C. 20549.

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

      Only one copy of Scotts’ Proxy Statement/Prospectus and one copy of the 2004 Annual Report are being delivered to multiple registered shareholders who share an address unless Scotts has received contrary instructions from one or more of the registered shareholders. A separate proxy card is being included for each account at the shared address. Scotts will promptly deliver, upon written or oral request, a separate copy of each of these documents to a registered shareholder at a shared address to which a single copy of the documents was delivered. A registered shareholder at a shared address may contact Scotts by mail addressed to The Scotts Company, Investor Relations Department, 14111 Scottslawn Road, Marysville, Ohio 43041, or by phone at (937) 644-0011 to (A) request additional copies of Scotts’ Proxy Statement/Prospectus and 2004 Annual Report, (B) notify Scotts that such registered shareholder wishes to receive a separate annual report and proxy statement in the future or (C) request delivery of a single copy of annual reports and proxy statements in the future if registered shareholders at the shared address are currently receiving multiple copies.

      Many brokerage firms and other holders of record have also instituted householding. If your family or others with a shared address have one or more “street name” accounts under which you beneficially own common shares, you may have received householding information from your broker, financial institution or other nominee in the past. Please contact the holder of record directly if you have questions, require additional copies of Scotts’ Proxy Statement/Prospectus or 2004 Annual Report or wish to revoke your decision to household and thereby receive multiple copies. You should also contact the holder of record if you wish to institute householding. These options are available to you at any time.

OTHER BUSINESS

      As of the date of this Proxy Statement/Prospectus, the Board of Directors knows of no matter that will be presented for action at the Annual Meeting other than that discussed in this Proxy Statement/Prospectus. If any other matter requiring a vote of the shareholders properly comes before the Annual Meeting, the individuals acting under the proxies solicited by the Board of Directors will vote and act according to their best judgments in light of the conditions then prevailing.

INCORPORATION BY REFERENCE

      We are “incorporating” the following documents into this Proxy Statement/Prospectus by reference, which means that we are disclosing important information to you by referring to documents that contain such information. The information incorporated by reference is an important part of this Proxy Statement/Prospectus, and information we file later with the SEC will automatically update and supersede the information in this Proxy Statement/Prospectus. We incorporate by reference the documents listed below that we have previously filed with the SEC:

•	our Annual Report on Form 10-K for the 2004 fiscal year;

•	our Current Report on Form 8-K filed with the SEC on November 19, 2004.

      We are also incorporating by reference all other reports that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/ Prospectus and prior to the Annual Meeting. Information furnished under Item 2.02 or Item 7.01 of any of our Current Reports on Form 8-K is not incorporated by reference in this Proxy Statement/Prospectus.

WHERE YOU CAN FIND MORE INFORMATION

      We file reports, proxy statements and other information with the SEC, in accordance with the Exchange Act.

      On November 24, 2004, we filed with the SEC a registration statement on Form S-4 under the Securities Act, of which this Proxy Statement/ Prospectus is a part. This Proxy Statement/ Prospectus does not contain all of the information in the registration statement.

      Any statements made in this Proxy Statement/ Prospectus concerning the contents of any contract, agreement or other document constitute summaries of the material terms thereof and are not necessarily complete summaries of all of the terms. Some of these documents have been filed as exhibits to our periodic filings with the SEC. Our periodic reports, proxy statements and other information filed with the SEC may be inspected without charge at the Public Reference Section of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of filed documents by mail from the public reference section of the SEC at Room 1024, 450 Fifth Avenue, N.W., Washington, D.C. 20549 at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities. Filed documents are also available to the public over the Internet on the SEC’s website at http://www.sec.gov. or through Scotts’ Internet website located at http://investor.scotts.com.

      Copies of documents incorporated in this Proxy Statement/ Prospectus by reference or other documents referred to in this Proxy Statement/Prospectus may be obtained upon request without charge by contacting The Scotts Company, 14111 Scottslawn Road, Marysville, Ohio 43041, Attention: Treasurer, (937) 644-0011.

ANNEX B

AGREEMENT AND PLAN OF MERGER

      THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of                     , 2004, by and among THE SCOTTS COMPANY, an Ohio corporation (“SCOTTS”), THE SCOTTS COMPANY LLC, an Ohio limited liability company (“SCOTTS LLC”), and THE SCOTTS MIRACLE-GRO COMPANY, an Ohio corporation (“SCOTTS MIRACLE-GRO”).

WITNESSETH:

      WHEREAS, the authorized capital stock of SCOTTS consists of (i) 100,000,000 common shares, without par value, of which 32,884,347 common shares were issued and outstanding as of November 1, 2004 and           were held in treasury on such date and (ii) 195,000 preferred shares, without par value, none of which is currently issued and outstanding;

      WHEREAS, the authorized capital stock of SCOTTS MIRACLE-GRO currently consists of (i) 1,000 common shares, without par value, of which 100 common shares are issued and outstanding as of the date hereof and owned by SCOTTS and (ii) 500 preferred shares, without par value, none of which is currently issued and outstanding;

      WHEREAS, as of the Effective Time (as hereinafter defined), SCOTTS MIRACLE-GRO will have authorized not less than 100,000,000 common shares, without par value, and 195,000 preferred shares, without par value;

      WHEREAS, SCOTTS MIRACLE-GRO is the sole member of SCOTTS LLC and owns 100% of the membership interests of SCOTTS LLC as of the date hereof;

      WHEREAS, SCOTTS MIRACLE-GRO and SCOTTS LLC are newly formed companies organized for the purpose of participating in the transactions herein contemplated;

      WHEREAS, SCOTTS desires to create a holding company structure by merging with and into SCOTTS LLC in a transaction in which (i) SCOTTS LLC will be the surviving company in the merger and (ii) each outstanding common share of SCOTTS will be converted into one common share of SCOTTS MIRACLE-GRO;

      WHEREAS, for federal income tax purposes, it is intended that the merger contemplated by this Agreement qualify as a reorganization under Section 368 of the Internal Revenue Code of 1986, as amended;

      WHEREAS, this Agreement has been approved by the Boards of Directors of SCOTTS and SCOTTS MIRACLE-GRO and by the manager of SCOTTS LLC; and

      WHEREAS, this Agreement has been adopted and approved by SCOTTS, as the sole shareholder of SCOTTS MIRACLE-GRO, and by SCOTTS MIRACLE-GRO, as the sole member of SCOTTS LCC;

      NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereby agree that the terms of the merger and the mode of carrying them into effect shall be as follows:

ARTICLE I

THE MERGER

      SECTION 1.01.     The Merger. Subject to the terms and provisions of this Agreement, and in accordance with the General Corporation Law of the State of Ohio (the “OGCL”) and the Ohio Limited Liability Company Act (the “LLC Act”), at the Effective Time, SCOTTS shall merge with and into SCOTTS LLC (the “Merger”). SCOTTS LLC shall be the surviving company (hereinafter sometimes referred to as the “Surviving Company”) of the Merger and shall continue its limited liability company existence under the laws of the State of Ohio. At the Effective Time, the separate corporate existence of SCOTTS shall cease.

      SECTION 1.02.     Effective Time. The Merger shall become effective in accordance with the provisions of Section 1701.791 of the OGCL and Section 1705.36 of the LLC Act, upon the filing of a certificate of merger with the Secretary of State of the State of Ohio. The date and time when the Merger shall become effective is herein referred to as the “Effective Time.”

      SECTION 1.03.     Effects of the Merger. At the Effective Time, the Merger shall have the effects provided for herein and in Section 1701.791 of the OGCL and Section 1705.36 of the LLC Act.

      SECTION 1.04.     Principal Office. The principal office of the Surviving Company shall be located at 14111 Scottslawn Road, Marysville, Ohio 43041.

      SECTION 1.05.     Articles of Organization. As of the Effective Time, the Articles of Organization of SCOTTS LLC, as in effect immediately prior to the Effective Time, shall be the articles of organization of the Surviving Company until thereafter duly amended in accordance with the provisions thereof and applicable law.

      SECTION 1.06.     Operating Agreement. As of the Effective Time, the Operating Agreement of SCOTTS LLC, as in effect immediately prior to the Effective Time, shall be the operating agreement of the Surviving Company until thereafter amended in accordance with the provisions thereof, the articles of organization of the Surviving Company and applicable law.

      SECTION 1.07.     Manager of the Surviving Company. At the Effective Time, the manager of SCOTTS LLC immediately prior to the Effective Time shall become the manager of the Surviving Company and shall serve as the manager of the Surviving Company in accordance with the provisions of the operating agreement of the Surviving Company and applicable law.

      SECTION 1.08.     Officers of the Surviving Company. At the Effective Time, each person who is an officer of SCOTTS immediately prior to the Effective Time shall become an officer of the Surviving Company, with each such person to hold the same office in the Surviving Company in accordance with the operating agreement thereof, as he or she held in SCOTTS immediately prior to the Effective Time.

      SECTION 1.09.     Additional Actions. If, at any time after the Effective Time, the Surviving Company shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Company, title to and possession of any property or right of SCOTTS acquired or to be acquired by reason of, or as a result of, the Merger or (b) otherwise to carry out the purposes of this Agreement, SCOTTS and its proper officers and directors shall be deemed to have granted to the Surviving Company an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary and proper to vest, perfect or confirm title to and the possession of such property or rights in the Surviving Company and otherwise to carry out the purposes of this Agreement; and the manager and the proper officers of the Surviving Company are hereby fully authorized in the name of SCOTTS or otherwise to take any and all such action.

ARTICLE II

MANNER, BASIS AND EFFECT OF CONVERTING SHARES

      SECTION 2.01.     Conversion of Shares. At the Effective Time:

(a) Each common share, no par value, of SCOTTS (the “Scotts Common Shares”) issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one fully paid and nonassessable common share, without par value, of SCOTTS MIRACLE-GRO (the “Scotts Miracle-Gro Common Shares”).

(b) Each Scotts Common Share contributed to SCOTTS MIRACLE-GRO pursuant to Section 4.01 of this Agreement immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of SCOTTS or SCOTTS MIRACLE-GRO, be converted into one fully paid and nonassessable Scotts Miracle-Gro Common Share and shall be held by SCOTTS MIRACLE-GRO in its treasury immediately after the Effective Time.

(c) The membership interests of SCOTTS LLC issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding, and SCOTTS MIRACLE-GRO shall remain the sole member of SCOTTS LLC.

(d) Each Scotts Miracle-Gro Common Share issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and retired and shall cease to exist.

      SECTION 2.02.     Effect of Conversion. At and after the Effective Time, each share certificate which immediately prior to the Effective Time represented outstanding Scotts Common Shares (a “Scotts Certificate”) shall be deemed for all purposes to evidence ownership of, and to represent, the number of Scotts Miracle-Gro Common Shares into which the Scotts Common Shares represented by such Scotts Certificate immediately prior to the Effective Time have been converted pursuant to Section 2.01 hereof. The registered holder of any Scotts Certificate outstanding immediately prior to the Effective Time, as such holder appears in the books and records of SCOTTS or its transfer agent immediately prior to the Effective Time, shall, until such Scotts Certificate is surrendered for transfer or exchange, have and be entitled to exercise any voting and other rights with respect to and to receive any dividends or other distributions on the Scotts Miracle-Gro Common Shares into which the Scotts Common Shares represented by any such Scotts Certificate have been converted pursuant to Section 2.01 hereof.

      SECTION 2.03.     Exchange of Certificates. Each holder of a Scotts Certificate shall, upon the surrender of such Scotts Certificate to SCOTTS MIRACLE-GRO or its transfer agent for cancellation after the Effective Time, be entitled to receive from SCOTTS MIRACLE-GRO or its transfer agent a certificate (a “Scotts Miracle-Gro Certificate”) representing the number of Scotts Miracle-Gro Common Shares into which the Scotts Common Shares represented by such Scotts Certificate have been converted pursuant to Section 2.01 hereof. If any such Scotts Miracle-Gro Certificate is to be issued in a name other than that in which the Scotts Certificate surrendered for exchange is registered, it shall be a condition of such exchange that the Scotts Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such exchange shall either pay any transfer or other taxes required by reason of the issuance of the Scotts Miracle-Gro Certificate in a name other than that of the registered holder of the Scotts Certificate surrendered, or establish to the satisfaction of SCOTTS MIRACLE-GRO or its transfer agent that such tax has been paid or is not applicable.

      SECTION 2.04.     Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, the Scotts Common Shares which are outstanding immediately prior to the Effective Time and which are held by SCOTTS shareholders who have not voted such Scotts Common Shares in favor of adoption of this Agreement, who have delivered to SCOTTS a written demand for appraisal of such Scotts Common Shares in the manner provided in Section 1701.85 of the OGCL and who have otherwise complied fully with all of the requirements of Section 1701.85 of the OGCL, shall not be converted into Scotts Miracle-Gro Common Shares as provided in this Agreement; provided, however, that (a) the holder of such Scotts Common Shares (“Dissenting Shares”), upon full compliance with the requirements of Section 1701.85 of the OGCL, shall be entitled to payment of the appraised value of such Dissenting Shares in accordance with the provisions of Section 1701.85 of the OGCL; (b) all other rights accruing from such Dissenting Shares, including voting and dividend or distribution rights, shall be suspended in accordance with Section 1701.85 of the OGCL; and (c) in the event (i) any holder of Dissenting Shares subsequently withdraws such holder’s demand for appraisal within sixty (60) days after the Effective Time or fails to establish such holder’s entitlement to appraisal rights in accordance with Section 1701.85 of the Ohio Revised Code, or (ii) any holder of Dissenting Shares does not file a petition demanding a determination of the value of such Dissenting Shares within the period provided in Section 1701.85 of the OGCL, such holder shall forfeit the right to appraisal of such Dissenting Shares and such Dissenting Shares shall thereupon be deemed to have been converted into Scotts Miracle-Gro Common Shares as provided in this Agreement.

      SECTION 2.05.     Stock Option Plans.

      (a) Each option to purchase Scotts Common Shares granted under the SCOTTS 1992 Long Term Incentive Plan, the SCOTTS 1996 Stock Option Plan, or the SCOTTS 2003 Stock Option and Incentive Equity Plan (collectively, the “Option Plans”), which is outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder of any such option, be converted into and become an option to purchase the same number of Scotts Miracle-Gro Common Shares as the number of Scotts Common Shares which were subject to such option immediately prior to the Effective Time at the same option price per share and upon the same terms and subject to the same conditions as are in effect at the Effective Time.

      (b) SCOTTS MIRACLE-GRO shall reserve for purposes of each Option Plan a number of Scotts Miracle-Gro Common Shares equal to the number of Scotts Common Shares reserved by SCOTTS for issuance under such Option Plan as of the Effective Time.

      (c) As of the Effective Time, SCOTTS MIRACLE-GRO hereby assumes the Option Plans and all obligations of SCOTTS under the Option Plans, including the outstanding options granted pursuant thereto.

ARTICLE III

CONDITIONS TO THE MERGER

      SECTION 3.01.     Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each party hereto to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. This Agreement shall have been adopted by the requisite vote of the shareholders of SCOTTS.

(b) Amendment of Articles. The Articles of Incorporation of SCOTTS MIRACLE-GRO shall have been amended to authorize not less than 100,000,000 common shares, without par value, and 195,000 preferred shares, without par value.

(c) Form S-4 Registration Statement. The registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission by SCOTTS MIRACLE-GRO in connection with the issuance of Scotts Miracle-Gro Common Shares in the Merger shall have become effective under the Securities Act of 1933, as amended, and shall not be the subject of any stop order or proceedings seeking a stop order, and SCOTTS MIRACLE-GRO shall have received all state securities laws or “blue sky” permits and authorizations necessary, or exemptions from such permits and authorizations, to issue Scotts Miracle-Gro Common Shares in exchange for the Scotts Common Shares in the Merger.

(d) NYSE Listing. The Scotts Miracle-Gro Common Shares issuable to SCOTTS shareholders pursuant to this Agreement and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on the New York Stock Exchange upon official notice of issuance.

ARTICLE IV

MISCELLANEOUS

      SECTION 4.01.     Contribution of Treasury Stock. Immediately prior to the Effective Time, SCOTTS will contribute to the capital of SCOTTS MIRACLE-GRO all the Scotts Common Shares then held in the treasury of SCOTTS.

      SECTION 4.02.     Amendment. Subject to applicable law, this Agreement may be amended, modified or supplemented by written agreement of SCOTTS, SCOTTS MIRACLE-GRO and SCOTTS LLC, after authorization of such action by the Boards of Directors of SCOTTS and SCOTTS MIRACLE-GRO and by the manager of SCOTTS LLC, at any time prior to the filing of the certificate of merger with the Secretary of State of the State of Ohio, as contemplated by Section 1.02 of this Agreement, except that after the adoption of this Agreement by the shareholders of SCOTTS, this Agreement may not be amended if it would violate Section 1701.791 of the OGCL, Section 1705.36 of the LLC Act or the federal securities laws.

      SECTION 4.03.     Termination. At any time prior to the filing of the certificate of merger with the Secretary of State of the State of Ohio, as contemplated by Section 1.02 of this Agreement, this Agreement may be terminated and the Merger may be abandoned by the mutual consent of SCOTTS, SCOTTS MIRACLE-GRO and SCOTTS LLC, after determination by the Boards of Directors of SCOTTS and SCOTTS MIRACLE-GRO and the manager of SCOTTS LLC that the Merger is not in the best interests of their respective companies, notwithstanding approval of this Agreement by the shareholders of SCOTTS.

      SECTION 4.04.     Appointment of Agent. The Surviving Company consents to be sued and served with process in the State of Ohio and irrevocably appoints the Secretary of State of the State of Ohio as its agent to accept service of process in any proceeding in the State of Ohio to enforce against the Surviving Company any obligation of SCOTTS, or to enforce the rights of a dissenting shareholder of SCOTTS.

      SECTION 4.05.     Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be a duplicate original, but all of which, taken together, shall be deemed to constitute a single instrument.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

      IN WITNESS WHEREOF, SCOTTS, SCOTTS MIRACLE-GRO and SCOTTS LLC have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

ATTEST:	THE SCOTTS COMPANY, an Ohio corporation

By:

Name: Title:

ATTEST:	THE SCOTTS MIRACLE-GRO COMPANY, an Ohio corporation

By:

Name: Title:

ATTEST:	THE SCOTTS COMPANY LLC an Ohio limited liability company

By:

Name: Title:

Annex C

Section 1701.85 Dissenting shareholder’s demand for fair cash value of shares.

      (A)(1) A shareholder of a domestic corporation is entitled to relief as a dissenting shareholder in respect of the proposals described in sections 1701.74, 1701.76, and 1701.84 of the Revised Code, only in compliance with this section.

          (2) If the proposal must be submitted to the shareholders of the corporation involved, the dissenting shareholder shall be a record holder of the shares of the corporation as to which he seeks relief as of the date fixed for the determination of shareholders entitled to notice of a meeting of the shareholders at which the proposal is to be submitted, and such shares shall not have been voted in favor of the proposal. Not later than ten days after the date on which the vote on the proposal was taken at the meeting of the shareholders, the dissenting shareholder shall deliver to the corporation a written demand for payment to him of the fair cash value of the shares as to which he seeks relief, which demand shall state his address, the number and class of such shares, and the amount claimed by him as the fair cash value of the shares.

          (3) The dissenting shareholder entitled to relief under division (C) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.80 of the Revised Code and a dissenting shareholder entitled to relief under division (E) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.801 of the Revised Code shall be a record holder of the shares of the corporation as to which he seeks relief as of the date on which the agreement of merger was adopted by the directors of that corporation. Within twenty days after he has been sent the notice provided in section 1701.80 or 1701.801 of the Revised Code, the dissenting shareholder shall deliver to the corporation a written demand for payment with the same information as that provided for in division (A)(2) of this section.

          (4) In the case of a merger or consolidation, a demand served on the constituent corporation involved constitutes service on the surviving or the new entity, whether the demand is served before, on, or after the effective date of the merger or consolidation.

          (5) If the corporation sends to the dissenting shareholder, at the address specified in his demand, a request for the certificates representing the shares as to which he seeks relief, the dissenting shareholder, within fifteen days from the date of the sending of such request, shall deliver to the corporation the certificates requested so that the corporation may forthwith endorse on them a legend to the effect that demand for the fair cash value of such shares has been made. The corporation promptly shall return such endorsed certificates to the dissenting shareholder. A dissenting shareholder’s failure to deliver such certificates terminates his rights as a dissenting shareholder, at the option of the corporation, exercised by written notice sent to the dissenting shareholder within twenty days after the lapse of the fifteen-day period, unless a court for good cause shown otherwise directs. If shares represented by a certificate on which such a legend has been endorsed are transferred, each new certificate issued for them shall bear a similar legend, together with the name of the original dissenting holder of such shares. Upon receiving a demand for payment from a dissenting shareholder who is the record holder of uncertificated securities, the corporation shall make an appropriate notation of the demand for payment in its shareholder records. If uncertificated shares for which payment has been demanded are to be transferred, any new certificate issued for the shares shall bear the legend required for certificated securities as provided in this paragraph. A transferee of the shares so endorsed, or of uncertificated securities where such notation has been made, acquires only such rights in the corporation as the original dissenting holder of such shares had immediately after the service of a demand for payment of the fair cash value of the shares. A request under this paragraph by the corporation is not an admission by the corporation that the shareholder is entitled to relief under this section.

      (B) Unless the corporation and the dissenting shareholder have come to an agreement on the fair cash value per share of the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder or the corporation, which in case of a merger or consolidation may be the surviving or new entity, within three months after the service of the demand by the dissenting shareholder, may file a complaint in the court of common pleas of the county in which the principal office of the corporation that issued the shares is located or was located when the proposal was adopted by the shareholders of the corporation, or, if the proposal was not required to be submitted to the shareholders, was approved by the directors. Other dissenting shareholders, within that three-month period, may join as plaintiffs or may be joined as defendants in any such proceeding, and any two or more such proceedings may be consolidated. The complaint shall contain a brief statement of the facts, including the vote and the facts entitling the dissenting shareholder to the relief demanded. No answer to such a complaint is required. Upon the filing of such a complaint, the court, on motion of the petitioner, shall enter an order fixing a date for a hearing on the complaint and requiring that a copy of the complaint and a notice of the filing and of the date for hearing be given to the respondent or defendant in the manner in which summons is required to be served or substituted service is required to be made in other cases. On the day fixed for the hearing on the complaint or any adjournment of it, the court shall determine from the complaint and from such evidence as is submitted by either party whether the dissenting shareholder is entitled to be paid the fair cash value of any shares and, if so, the number and class of such shares. If the court finds that the dissenting shareholder is so entitled, the court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The appraisers have such power and authority as is specified in the order of their appointment. The court thereupon shall make a finding as to the fair cash value of a share and shall render judgment against the corporation for the payment of it, with interest at such rate and from such date as the court considers equitable. The costs of the proceeding, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable. The proceeding is a special proceeding and final orders in it may be vacated, modified, or reversed on appeal pursuant to the Rules of Appellate Procedure and, to the extent not in conflict with those rules, Chapter 2505. of the Revised Code. If, during the pendency of any proceeding instituted under this section, a suit or proceeding is or has been instituted to enjoin or otherwise to prevent the carrying out of the action as to which the shareholder has dissented, the proceeding instituted under this section shall be stayed until the final determination of the other suit or proceeding. Unless any provision in division (D) of this section is applicable, the fair cash value of the shares that is agreed upon by the parties or fixed under this section shall be paid within thirty days after the date of final determination of such value under this division, the effective date of the amendment to the articles, or the consummation of the other action involved, whichever occurs last. Upon the occurrence of the last such event, payment shall be made immediately to a holder of uncertificated securities entitled to such payment. In the case of holders of shares represented by certificates, payment shall be made only upon and simultaneously with the surrender to the corporation of the certificates representing the shares for which the payment is made.

      (C) If the proposal was required to be submitted to the shareholders of the corporation, fair cash value as to those shareholders shall be determined as of the day prior to the day on which the vote by the shareholders was taken and, in the case of a merger pursuant to section 1701.80 or 1701.801 of the Revised Code, fair cash value as to shareholders of a constituent subsidiary corporation shall be determined as of the day before the adoption of the agreement of merger by the directors of the particular subsidiary corporation. The fair cash value of a share for the purposes of this section is the amount that a willing seller who is under no compulsion to sell would be willing to accept and that a willing buyer who is under no compulsion to purchase would be willing to pay, but in no event shall the fair cash value of a share exceed the amount specified in the demand of the particular shareholder. In computing such fair cash value, any appreciation or depreciation in market value resulting from the proposal submitted to the directors or to the shareholders shall be excluded.

      (D)(1) The right and obligation of a dissenting shareholder to receive such fair cash value and to sell such shares as to which he seeks relief, and the right and obligation of the corporation to purchase such shares and to pay the fair cash value of them terminates if any of the following applies:

(a) The dissenting shareholder has not complied with this section, unless the corporation by its directors waives such failure;

(b) The corporation abandons the action involved or is finally enjoined or prevented from carrying it out, or the shareholders rescind their adoption of the action involved;

(c) The dissenting shareholder withdraws his demand, with the consent of the corporation by its directors;

(d) The corporation and the dissenting shareholder have not come to an agreement as to the fair cash value per share, and neither the shareholder nor the corporation has filed or joined in a complaint under division (B) of this section within the period provided in that division.

          (2) For purposes of division (D)(1) of this section, if the merger or consolidation has become effective and the surviving or new entity is not a corporation, action required to be taken by the directors of the corporation shall be taken by the general partners of a surviving or new partnership or the comparable representatives of any other surviving or new entity.

      (E) From the time of the dissenting shareholder’s giving of the demand until either the termination of the rights and obligations arising from it or the purchase of the shares by the corporation, all other rights accruing from such shares, including voting and dividend or distribution rights, are suspended. If during the suspension, any dividend or distribution is paid in money upon shares of such class or any dividend, distribution, or interest is paid in money upon any securities issued in extinguishment of or in substitution for such shares, an amount equal to the dividend, distribution, or interest which, except for the suspension, would have been payable upon such shares or securities, shall be paid to the holder of record as a credit upon the fair cash value of the shares. If the right to receive fair cash value is terminated other than by the purchase of the shares by the corporation, all rights of the holder shall be restored and all distributions which, except for the suspension, would have been made shall be made to the holder of record of the shares at the time of termination.

The Scotts Company

2005 Annual Meeting of Shareholders

The Berger Learning Center

14111 Scottslawn Road
Marysville, Ohio 43041
937-644-0011
Fax 937-644-7568

January 27, 2005 at 10:00 A.M., Eastern Time

Directions

From Port Columbus to The Scotts Company World Headquarters, The Berger Learning Center.

Leaving Port Columbus, follow signs to I-270 North. Take I-270 around the city to Dublin. Exit Route 33 to Marysville (northwest) and continue approximately 15 miles.

Take the Scottslawn Road exit. Make a left and cross over highway. The Scotts Company World Headquarters — Horace Hagedorn Building is the first left. Follow signs for entry into The Berger Learning Center.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

      Division (E) of Section 1701.13 of the Ohio Revised Code governs indemnification by a corporation and provides as follows:

(E)(1) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, member, manager, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, associate, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust or other enterprise, against expenses, including attorney’s fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(2) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, member, manager, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney’s fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any of the following:

(a) Any claim, issue, or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that, the court of common pleas or the court in which such action or suit was brought determines, upon application, that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper;

(b) Any action or suit in which the only liability asserted against a director is pursuant to section 1701.95 of the Revised Code.

(3) To the extent that a director, trustee, officer, employee, member, manager, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses, including attorney’s fees, actually and reasonably incurred by him in connection with the action suit or proceeding.

(4) Any indemnification under division (E)(1) or (2) of this section, unless ordered by a court, shall be made by the corporation only as authorized in the specific case, upon a determination that indemnification of the director, trustee, officer, employee, member, manager, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in division (E)(1) or (2) of this section. Such determination shall be made as follows:

(a) By a majority vote of a quorum consisting of directors of the indemnifying corporation who were not and are not parties to or threatened by the action, suit, or proceeding referred to in division (E)(1) or (2) of this section;

(b) If the quorum described in division (E)(4)(a) of this section is not obtainable or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation or any person to be indemnified within the past five years;

(c) By the shareholders; or

(d) By the court of common pleas or the court in which such action, suit or proceeding referred to in division (E)(1) or (2) of this section was brought.

Any determination made by the disinterested directors under division (E)(4)(a) or by independent legal counsel under division (E)(4)(b) of this section shall be promptly communicated to the person who threatened or brought the action or suit by or in the right of the corporation under division (E)(2) of this section, and, within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

(5)(a) Unless at the time of a director’s act or omission that is the subject of an action, suit, or proceeding referred to in division (E)(1) or (2) of this section, the articles or the regulations of a corporation state, by specific reference to this division, that the provisions of this division do not apply to the corporation and unless the only liability asserted against a director in an action, suit, or proceeding referred to in division (E)(1) or (2) of this section is pursuant to section 1701.95 of the Revised Code, expenses, including attorney’s fees, incurred by a director in defending the action, suit, or proceeding shall be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding, upon receipt of an undertaking by or on behalf of the director in which he agrees to both of the following:

(i) Repay such amount if it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation;

(ii) Reasonably cooperate with the corporation concerning the action, suit, or proceeding.

(b) Expenses, including attorney’s fees, incurred by a director, trustee, officer, employee, member, manager, or agent in defending any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, may be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding, as authorized by the directors in the specific case, upon receipt of an undertaking by or on behalf of the director, trustee, officer, employee, member, manager, or agent to repay such amount, if it ultimately is determined that he is not entitled to be indemnified by the corporation.

(6) The indemnification authorized by this section shall not be exclusive of, and shall be in addition to, any other rights granted to those seeking indemnification under the articles, the regulations, any agreement, a vote of shareholders or disinterested directors, or otherwise, both as to action in their official capacities and as to action in another capacity while holding their offices or positions, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, member, manager, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

(7) A corporation may purchase and maintain insurance or furnish similar protection, including, but not limited to, trust funds, letters of credit, or self-insurance, on behalf of or for any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section. Insurance may be purchased from or maintained with a person in which the corporation has a financial interest.

(8) The authority of a corporation to indemnify persons pursuant to division (E)(1) or (2) of this section does not limit the payment of expenses as they are incurred, indemnification, insurance, or other protection that may be provided pursuant to divisions (E)(5), (6), and (7) of this section. Divisions (E)(1) and (2) of this section do not create any obligation to repay or return payments made by the corporation pursuant to division (E)(5), (6), or (7).

(9) As used in division (E) of this section, “corporation” includes all constituent entities in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director, officer, employee, trustee, member, manager, or agent of such a constituent entity, or is or was serving at the request of such constituent entity as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, shall stand in the same position under this section with respect to the new or surviving corporation as he would if he had served the new or surviving corporation in the same capacity.

      Section 5.01 of the Registrant’s Code of Regulations governs indemnification by Registrant and provides as follows:

SECTION 5.01. Mandatory Indemnification. The corporation shall indemnify any officer or director of the corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including, without limitation, any action threatened or instituted by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager or agent of another corporation (domestic or foreign, nonprofit or for profit), limited liability company, partnership, joint venture, trust or other enterprise, against expenses (including, without limitation, attorneys’ fees, filing fees, court reporters’ fees and transcript costs), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful. A person claiming indemnification under this Section 5.01 shall be presumed, in respect of any act or omission giving rise to such claim for indemnification, to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal matter, to have had no reasonable cause to believe his conduct was unlawful, and the termination of any action, suit or proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, rebut such presumption.

      In addition, the Registrant currently provides insurance coverage to its directors and officers against certain liabilities which might be incurred by them in such capacity.

Item 21.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit
No.	Description

2.1	Agreement and Plan of Merger, dated as of November 22, 2004, by and among The Scotts Company, the Scotts Miracle-Gro Company and The Scotts Company LLC (included as Annex A to the Proxy Statement/ Prospectus included in this Registration Statement)
3.1	Articles of Incorporation of The Scotts Miracle-Gro Company*
3.2	Code of Regulations of The Scotts Miracle-Gro Company (included as Annex E to the Proxy Statement/ Prospectus included in this Registration Statement)*
3.3	Form of Amended and Restated Articles of Incorporation of The Scotts Miracle-Gro Company (included as Annex D to the Proxy Statement/ Prospectus)*
5.1	Opinion of Vorys, Sater, Seymour and Pease LLP regarding legality
8.1	Opinion of Vorys, Sater, Seymour and Pease LLP regarding federal income tax matters*
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm
23.2	Consent of Vorys, Sater, Seymour and Pease LLP (included in Exhibit 5.1)
23.3	Consent of Vorys, Sater, Seymour and Pease LLP (included in Exhibit 8.1)*
24.1	Powers of Attorney (included on signature pages)
99.1	Form of Proxy Card*

*	To be filed by amendment.

      (b) Financial Statement Schedules

           None

Item 22.	Undertakings

      (a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(l)(i) and (a)(l)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into this prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Marysville, State of Ohio, on November 26, 2004.

THE SCOTTS MIRACLE-GRO COMPANY

BY:	/s/ JAMES HAGEDORN

JAMES HAGEDORN
President, Chief Executive Officer and
Chairman of the Board

POWER OF ATTORNEY

      We, the undersigned directors and officers of The Scotts Miracle-Gro Company (the “Company”), and each of us, do hereby constitute and appoint Christopher L. Nagel and David M. Aronowitz, or either of them, our true and lawful attorneys and agents, each with full power of substitution, to do any and all acts and things in our name and on our behalf in our capacities as directors and officers of the Company and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys or agents, or any of them, may deem necessary or advisable to enable the Company to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the SEC, in connection with the filing of this Registration Statement on Form S-4, including specifically but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below for the Company, any and all amendments (including post-effective amendments) to such Registration Statement; and we do hereby ratify and confirm all that said attorneys and agents, or their substitute or substitutes, or any of them, shall do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MARK R. BAKER Mark R. Baker	Director	November 26, 2004

/s/ LYNN J. BEASLEY Lynn J. Beasley	Director	November 26, 2004

/s/ GORDON F. BRUNNER Gordon F. Brunner	Director	November 26, 2004

/s/ ARNOLD W. DONALD Arnold W. Donald	Director	November 26, 2004

/s/ JOSEPH P. FLANNERY Joseph P. Flannery	Director	November 26, 2004

/s/ JAMES HAGEDORN James Hagedorn	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	November 26, 2004

Signature	Title	Date

/s/ KATHERINE HAGEDORN LITTLEFIELD Katherine Hagedorn Littlefield	Director	November 26, 2004

/s/ KAREN G. MILLS Karen G. Mills	Director	November 26, 2004

/s/ CHRISTOPHER L. NAGEL Christopher L. Nagel	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	November 26, 2004

/s/ PATRICK J. NORTON Patrick J. Norton	Director	November 26, 2004

/s/ STEPHANIE M. SHERN Stephanie M. Shern	Director	November 26, 2004

/s/ JOHN M. SULLIVAN John M. Sullivan	Director	November 26, 2004

/s/ JOHN WALKER, PH.D. John Walker, Ph.D.	Director	November 26, 2004

INDEX TO EXHIBITS

Exhibit
No.	Description

2.1	Agreement and Plan of Merger, dated as of November 22, 2004, by and among The Scotts Company, the Scotts Miracle-Gro Company and The Scotts Company LLC (included as Annex B to the Proxy Statement/Prospectus included in this Registration Statement)

3.1	Articles of Incorporation of The Scotts Miracle-Gro Company*

3.2	Code of Regulations of The Scotts Miracle-Gro Company (included as Annex E to the Proxy Statement/ Prospectus included in this Registration Statement)*

3.3	Form of Amended and Restated Articles of Incorporation of The Scotts Miracle-Gro Company (included as Annex D to the Proxy Statement/Prospectus included in this Registration Statement)*

5.1	Opinion of Vorys, Sater, Seymour and Pease LLP regarding legality

8.1	Opinion of Vorys, Sater, Seymour and Pease LLP regarding federal income tax matters*

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

23.2	Consent of Vorys, Sater, Seymour and Pease LLP (included in Exhibit 5.1)

23.3	Consent of Vorys, Sater, Seymour and Pease LLP (included in Exhibit 8.1)*

24.1	Powers of Attorney (included on signature pages)

99.1	Form of Proxy Card*

*	To be filed by amendment.